SOUTHFIRST BANCSHARES, INC.

2002

ANNUAL REPORT

SouthFirst Bancshares, Inc.

SouthFirst Bancshares Inc. ("SouthFirst") is a thrift holding company headquartered in Sylacauga, Alabama, operating through its wholly-owned subsidiary, First Federal of the South ("First Federal"). SouthFirst was incorporated under the laws of the State of Delaware in April of 1994, as a mechanism to enhance First Federal's ability to serve its customers' requirements for financial services. The holding company structure provides flexibility for expansion of SouthFirst's business through the acquisition of other financial institutions and other businesses and through the provision of additional services.

First Federal, chartered in 1949 as a federally-chartered mutual savings and loan association, is a full-service bank with limited trust powers, which trust powers are exercised through its wholly-owned subsidiary, Pension & Benefit Trust Company ("Pension & Benefit"). First Federal operates as a locally-owned bank that targets primarily the banking needs of individuals, professionals and small to medium sized businesses. With an emphasis on providing professional, personal service, First Federal offers a full range of deposit services, including interest and non-interest-bearing checking, savings and certificates of deposit accounts, individual retirement accounts, commercial loans, real estate loans, savings/installment loans and construction loans, and, in addition, provides consumer services, such as travelers checks, cashier's checks, safe deposit boxes, bank-by-mail services and direct deposit. Further, First Federal, through Pension & Benefit, provides trust services to employee benefit plans, including 401(k) plans, profit-sharing plans, and employee stock option plans. First Federal is a member of the Federal Home Loan Bank System and the Federal Deposit Insurance Corporation.

Table of Contents

SouthFirst Bancshares, Inc.

Dear Fellow Shareholders:

Fiscal year 2002 will be remembered as a year of "Change" for the Company. Changes have taken place which have already proven to be extremely favorable and will prove to be beneficial for the Company in the future. One of the most important changes has been to assemble a management team comprised of individuals of the utmost integrity and ethical standards, individuals with the pinnacle of competence, and individuals who work as a team in order to achieve the common goals of the Company. While this goal was in the early stages of development last fiscal year, I am very pleased to report that this crucial component has, in large part, been achieved.

As a result of these efforts, many goals, critical for the overall success of the Company, have been addressed. While work remains towards achieving the Company's longer range goals, a considerable amount has already been accomplished. Lending levels generated over the past year are at historical highs at virtually every location within the Bank. These include residential mortgage loans, home equity loans, consumer loans, and business loans. These are being generated in our full service lending facilities of First Federal of the South, located in Sylacauga, Talladega, Clanton and Centreville, as well as from First Federal's wholly owned subsidiary, SouthFirst Mortgage, Inc., located in Birmingham. These loans contribute to the Company's core earnings in the form of fee income and interest income. This, along with fee income derived from the operations of Pension & Benefit Trust Company, First Federal's other wholly owned subsidiary, is the primary source of the Company's core earnings.

I am also pleased to announce that the Company's stock has performed very well over the past year. SouthFirst Bancshares' common stock has traded in a range of $9.95 to $12.12 from October 1, 2001 to September 30, 2002. The stock price has continued to increase and has recently traded as high as $15.10. This increase has been complemented by the Board's decision to repurchase a portion of Company's stock which was announced in January 2002. Upon the successful completion of this 10% stock repurchase, the Board announced an additional 10% stock repurchase program in January 2003, which remains in process. The Company has also continued to pay a very attractive dividend of $0.15 per share each quarter or $0.60 per share over the past year. As part of the Board of Directors strategic planning efforts, these programs are designed to enhance shareholder value.

In summary, the Company remains very strong and is well capitalized with excellent liquidity. Management and the Board feel that the future of the Company is extremely bright and remain fully committed to enhancing the value of the Company.

Sincerely,

Joe K. McArthur
Chief Executive Officer

126 North Norton Avenue ◦ P.O. Box 167 ◦ Sylacauga, Alabama 35150
(256) 245-4365 ◦ 1-800-239-1492 ◦ Fax (256) 245-6341 ◦ (256) 245-6388

Financial Highlights

Financial condition:

	At September 30,				
	2002	2001	2000	1999	1998
	(In thousands)				
Total amount of:					
Assets	$141,615	$151,194	$161,026	$160,506	$158,518
Loans	92,985	101,135	108,354	106,312	104,590
Collateralized mortgage obligations	5,115	13,494	13,602	13,232	4,331
Mortgage-backed securities	11,679	9,127	10,096	11,979	26,628
Investments[(1)]	13,087	13,560	16,366	15,124	6,836
Deposits	96,483	99,056	105,363	114,721	123,884
Borrowed funds	29,058	35,605	38,889	28,804	16,169
Retained earnings	6,457	6,250	7,186	6,740	5,953
Stockholders' equity	13,878	14,283	14,925	14,352	15,671

Results of operations:

	At September 30,				
	2002	2001	2000	1999	1998
	(In thousands)				
Net interest income	$3,797	$3,908	$4,776	$4,117	$4,533
Provision for loan losses (benefit)	(668)	858	6	588	45
Other income	3,033	2,311	2,099	4,418	1,745
Other expense	6,407	6,025	5,299	5,831	5,210
Income (loss) before taxes	1,092	(664)	1,571	2,116	1,023
Income tax expense (benefit)	421	(242)	609	816	388
Net income (loss)	$ 671	$ (422)	$ 961	$ 1,300	$ 635
Per common share data					
Net income (loss)	$ .82	$ (.47)	$ 1.06	$ 1.44	$ .68
Cash Dividend Declared	$ .60	$ .60	$ .60	$ .60	$ .58

(1) Includes overnight deposits in other financial institutions.

Market for SouthFirst's Common Stock and Related Shareholder Matters

As of December 20, 2002, SouthFirst's Common Stock was held by approximately 320 persons. SouthFirst's Common Stock trades on the American Stock Exchange, under the symbol "SZB." The following data reflects, by fiscal quarter, the high and low sales price, as well as cash dividends declared, for each quarter, from October 1, 2000, through September 30, 2002:

	High Sale	Low Sale	Cash Dividends Declared[1]
Fiscal Year Ended September 30, 2001			
First Quarter ended December 31, 2000	10 1/8	8 4/9	139,362
Second Quarter ended March 31, 2001	11	9 2/3	139,312
Third Quarter ended June 30, 2001	11 4/5	10 1/2	137,689
Fourth Quarter ended September 30, 2001	11 3/4	10 5/7	137,689
Fiscal Year Ended September 30, 2002			
First Quarter ended December 31, 2001	11	9 1/3	130,948
Second Quarter ended March 31, 2002	11 2/3	11	122,894
Third Quarter ended June 30, 2002	13	12 5/9	121,752
Fourth Quarter ended September 30, 2002	12 1/3	11 6/7	121,751

[1] Certain cash dividends associated with SouthFirst's Management Recognition Plans and Employee Stock Option Plan shares are reflected as compensation expense in the consolidated financial statements.

Holders of SouthFirst Common Stock are entitled to receive such dividends as may be declared by SouthFirst's Board of Directors. The amount and frequency of cash dividends will be determined in the judgment of SouthFirst's Board of Directors, based upon a number of factors, including the company's earnings, financial condition, capital requirements, and other relevant factors. SouthFirst management presently intends to continue its present dividend policies.

The amount of dividends payable by First Federal is limited by law and regulation. The need for First Federal to maintain adequate capital also limits dividends that may be paid to SouthFirst. Although federal or state banking law could restrict future dividends on SouthFirst Common Stock, no such restriction is currently in place.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis is designed to provide a better understanding of the major factors which affected SouthFirst's results of operations and financial condition for the referenced periods.

The purpose of this discussion is to focus on significant changes in the financial condition and results of SouthFirst's operations during the two-year period ended September 30, 2002. This discussion and analysis is intended to supplement and highlight information contained in the accompanying consolidated financial statements and the selected financial data presented elsewhere herein.

Results of Operations

Net Income

For the fiscal year ended September 30, 2002, net income increased $1,092,898 (258.0%), from a (loss) of ($422,093) to a positive net income of $670,805. Earnings (losses) per common share were $0.82 and ($0.47) for the fiscal years ended September 30, 2002 and 2001, respectively. The increase in net income for fiscal 2002 was due primarily to a decrease in loan loss reserves, an increase in gain on sale of loans, an increase in the sale of investment securities available for sale, and an increase in other income. First Federal's net interest income after provision for loan losses increased $1,415,069 (46.4%) during fiscal 2002, from $3,049,977 to $4,465,046. This increase was primarily attributable to a decrease in the provision for loan losses of $1,525,338, from $857,688 to ($667,650), the reasons for which are discussed below in the section entitled "Provision for Loan Losses." This increase in net interest income was partially offset by a decrease in net interest income before provision for loan losses in the amount of $110,269 (2.8%) resulting primarily from a lag effect in the changes in interest rates between interest-earning assets and interest-bearing liabilities. Fee income received by Pension and Benefit Trust Company increased $43,632 (3.9%) during fiscal 2002, from $1,128,996 to $1,172,628. Other expenses increased $381,352 (6.3%) from $6,025,379 to $6,406,731 during fiscal 2002.

For the fiscal year ended September 30, 2001, net income decreased $1,383,585 (142.9%) to ($422,093). Earnings (losses) per common share were ($0.47) for the fiscal year ended September 30, 2001. The decrease in net income in fiscal 2001 was due primarily to an increase in loan loss reserves, the settlement and termination of certain employment contracts and the decrease in interest rates.

The components of net income discussed in the preceding paragraphs are discussed more fully below.

Net Interest Income

Net interest income was $3,797,000 for the twelve months ended September 30, 2002, which represents a decrease of $110,000 (2.8%) from fiscal 2001. Net interest income is the difference between the interest earned on loans, investment securities and other earning assets and the interest cost associated with deposits and borrowed funds. The decrease in 2002 is primarily due to a decrease in the net interest rate spread. The net interest rate spread decreased as rates on interest-earning assets decreased one hundred and six (106) basis points to 6.63%, and the cost of funds also decreased one hundred thirty seven (137) basis points to 3.77%. The combined effect of the changes in average balances and rates on interest-earning assets and interest-bearing liabilities resulted in a decrease in net interest income.

Net interest income was $3,908,000 for the twelve months ended September 30, 2001. This decrease of $868,000 (18.2%) over the comparable twelve months of fiscal 2000 was primarily the result of a decrease in the average balance of interest-earning assets from $150.9 million to $141.6 million, where the average balance of interest-bearing liabilities decreased from $143.2 million to $136.0 million. The combined effect of the changes in average balances and the decrease in the net interest rate spread resulted in the $868,000 decrease in net interest income for fiscal 2001.

First Federal's Asset/Liability Committee ("ALCO") conducts a gap analysis in order to assist in analyzing the yields on earning assets and the rates paid on interest-bearing liabilities. There can be no assurance, however, that such analysis will affect earnings positively.

Rate/Volume Variance Analysis

The following table sets forth information regarding the extent to which changes in interest rates, changes in volume of interest assets, and changes in volume of interest related assets and liabilities have affected First Federal's interest income and expense during the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided for changes attributable to (i) changes in volume (change in volume multiplied by old rate), (ii) changes in rates (change in rate multiplied by old volume) and (iii) changes in rate/volume (change in rate multiplied by change in volume). Changes in rate/volume have been allocated proportionately between changes in volume and changes in rates.

	Year Ended September 30,								
	2002 vs. 2001 Increase (Decrease) Due to			2001 vs. 2000 Increase (Decrease) Due to			2000 vs. 1999 Increase (Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Total	Volume	Rate	Total
	(Dollar amounts in thousands)								
Interest income:									
Investment securities	$(286)	$ (400)	$ (686)	$(167)	$ (20)	$ (187)	$ 346	$ 204	$ 550
Loans receivable	(534)	(1,145)	(1,679)	(542)	(294)	(836)	278	603	881
Total interest income	(820)	(1,545)	(2,365)	(709)	(314)	(1,023)	624	807	1,431
Interest expense:									
NOW accounts	14	(31)	(17)	(10)	(5)	(15)	(21)	(27)	(48)
Money market demand	(1)	-	(1)	(1)	-	(1)	(1)	(1)	(2)
Passbook savings	4	(41)	(37)	(15)	(8)	(23)	(33)	(20)	(53)
CDs other than Jumbos	(314)	(899)	(1,213)	(158)	151	(7)	(555)	(52)	(607)
Jumbos	(10)	(208)	(218)	59	107	166	167	12	179
Borrowed funds	(185)	(584)	(769)	(213)	(61)	(274)	1,165	138	1,303
Total interest expense	(492)	(1,763)	(2,255)	(338)	184	(154)	(722)	50	772
Change in net interest income	$(328)	$ 218	$ (110)	$(371)	$(498)	$(869)	$ (98)	$ 757	$ 659

Interest Income

Interest income is a function of both the volume of interest earning assets and their related yields. Interest income was $8,527,000, $10,892,000 and $11,915,000 for the twelve months ended September 30, 2002, September 30, 2001 and September 30, 2000, respectively. Average interest earning assets decreased $12,945,000 (9.1%) during 2002, decreased $9,269,000 (6.1%) during 2001 and increased $8,682,000 (6.1%) during 2000. The 2002 and 2001 yield decreased primarily due to decreasing rates on mortgage loans and residential construction loans during the year, while the 2000 yield increased, primarily due to increasing rates on residential construction loans during that period. Interest and fees on loans were $6,828,000, $8,506,000 and $9,342,000 for the twelve months ended September 30, 2002,

September 30, 2001, and September 30, 2000, respectively. The decrease in loans receivable in 2002 was due to a decreasing rate environment with customers refinancing higher rate mortgages. The decrease in average loans receivable in 2002 was largely due to decreases in residential construction loans, home equity loans, and residential mortgage loans, some of which resulted from the closing of the loan production office in Dothan, Alabama during fiscal 2002, due to which loans were sold to another financial institution in Dothan in the amount of $8,392,000.

Interest income on total investment securities available for sale decreased $509,000 (24.1%) to $1,600,000 in 2002. The average balance outstanding of investment securities available for sale decreased $5,612,000 (15.37%) to $30,907,000 in 2002, decreased $2,373,000 (6.1%) to $36,519,000 in 2001 and increased $4,212,000 (12.2%) to $38,891,000 in 2000. The yields on investment securities were 5.18% in 2002 and 5.78% in 2001. Interest income on total investment securities available for sale decreased $325,000 (13.3%) in 2001.

Interest Expense

Total average interest-bearing liabilities were $125,364,000, $136,000,000 and $143,213,000 for fiscal years 2002, 2001, and 2000, respectively. Interest bearing liabilities decreased by $10,636,000 (7.8%) in 2002, decreased by $7,213,000 (5.0%) in 2001 and increased by $9,036,000 (6.7%) in 2000. The rates paid on these liabilities decreased by 137 basis points to 3.77% in 2002, increased by 16 basis points to 5.14% in 2001, and increased by 23 basis points to 4.98% in 2000. Total interest expense was $4,730,000, $6,984,000 and $7,139,000 for 2002, 2001 and 2000, respectively, which represents a decrease of $2,254,000 (32.3%), a decrease of $155,000 (2.2%), and an increase of $772,000 (12.1%) during 2002, 2001, and 2000, respectively. The decrease in 2002 was primarily due to the decrease in interest-bearing liabilities, along with the reduction in interest rates. The decrease in 2001 was primarily the result of a decrease in interest-bearing liabilities, which was partially offset by an increase in interest rates. The increase in 2000 was primarily the result of an increase in interest-bearing liabilities.

Interest on deposits, the primary component of total interest expense, decreased to $3,491,000 in 2002, decreased to $4,977,000 in 2001 and decreased to $4,858,000 in 2000. The average balance of interest-bearing deposits decreased to $95,363,000 in 2002, from $101,528,000 in 2001, representing a decrease of $6,165,000 (6.1%). In 2001, the balance of $101,528,000 in interest-bearing deposits represented a decrease of $3,560,000 (3.4%) from the balance of $105,088,000 in 2000.

Interest expense on borrowed funds, including both short-term and other borrowed funds, was $1,239,000, $2,007,000 and $2,281,000 for fiscal 2002, 2001 and 2000, respectively. The decrease in 2002 was primarily due to lower interest rates, along with principal reduction in borrowings of approximately $6,500,000. The decrease in 2001 was due to the repayment of FHLB advances with funds received from investments maturing and principal repayment of mortgage loans. The increase in 2000 was due to the funding of additional investments. The average balance of FHLB advances outstanding was $27,044,000, $31,717,000 and $34,861,000 for 2002, 2001, and 2000, respectively. The average balance of total borrowed funds, including both short-term and other borrowed funds, was $30,001,000 for 2002, $34,471,000 for 2001, and $38,125,000 for 2000.

Provision for Loan Losses

The provision for loan losses is based on management's current assessment of the risk in the loan portfolio and is influenced primarily by the amount of recent loan losses. The provision for loan losses (benefit) was ($667,650), $857,688 and $5,572 for fiscal 2002, 2001 and 2000, respectively. The amount of the provision for loan losses for fiscal 2002 is primarily the result of a reversal of an additional provision for a loan which defaulted in the fourth quarter of fiscal 2001, in the principal amount of

$657,000. This loan was made to Vawter Properties and Resources, LP, an Alabama limited partnership whose general partner is Charles R. Vawter, Jr., a former director of SouthFirst and First Federal, and who personally guaranteed the loan. The total of the loan loss and the related expenses associated with this loan in the fourth quarter of 2001 was $713,000, including the loss of principal and unpaid interest, as well as related legal and accounting expenses. First Federal brought suit against Mr. Vawter, Vawter Properties and Resources, LP, and other related parties to recover the total amount of the loan loss and related expenses. A settlement was reached on August 28, 2002, from which First Federal received $761,000.

First Federal's provision for loan losses also reflects management's current assessment of economic and other factors which management deems relevant to its risk analysis, including loan concentrations in particular markets, economic activity in particular markets, certain regulatory requirements regarding loan loss reserves and related safety and soundness issues, as well as management's view of the general economic outlook.

As previously discussed, the loan portfolio is comprised primarily of one-to-four family residential mortgage loans and residential construction loans. The one-to-four family residential mortgage loans are originated in First Federal's primary market area of Talladega and Chilton Counties, Alabama. Management believes that the credit risks associated with one-to-four family residential mortgage loans are significantly lower than other loan types.

Although residential construction loans have characteristics of relatively higher credit risks, such as concentrations of amounts due from a smaller number of borrowers and dependence on the expertise of the builder, management believes that its residential construction lending policies and procedures reduce the credit risks associated with this type of loan, and that its current provisions for loan losses in the construction loan portfolio (1%) is adequate in light of these policies and procedures. First Federal entered the residential construction lending area in 1994 by purchasing the portfolio of another Alabama thrift. A significant portion of First Federal's residential construction loans were originated in Hoover, Alabama, a suburb of Birmingham and one of the most affluent areas of the state. Since acquiring the portfolio, First Federal has not suffered a significant loss on a residential construction loan.

There were no significant charge-offs in the total loan portfolio, in 2002, 2001 and 2000. In 2001, a provision for loan losses was made in the amount of $654,746, for the loan made to Vawter Properties, which was recovered in fiscal 2002. Further, management has specifically reserved approximately $495,000, of which approximately $316,000 is reserved on a commercial loan to a used automobile dealership, and approximately $179,000 is reserved on a commercial, unsecured loan presently in litigation. Management believes that the allowances for loan losses, at September 30, 2002 ($854,013), is an adequate level relative to the total loan portfolio and to non-performing loans, and in light of the other factors, which are relevant to the assessment of risks in the loan portfolio.

Future additions to the allowance for loan losses may be necessary based on changes in economic conditions and other factors. In addition, various regulatory agencies periodically review First Federal's allowance for loan losses and may require First Federal to recognize additions to the allowance for loan losses based upon information available at the time of such reviews.

Other Income

Other income increased $722,000 (31.3%) in 2002 from $2,311,000 in 2001. Other income increased $212,000 (10.1%) in 2001 from $2,100,000 in 2000. The increase in 2002 was due to an increase in fee income from Pension & Benefit Trust Company, from $1,129,000 to $1,173,000, an increase in the gain on the sale of mortgage loans, from $394,000 to $612,000, and an increase in the gain from the sale of certain investment securities available for sale, from $4,000 to $236,000. The increase in 2001 was due to an increase in fee income from Pension & Benefit Trust Company in the amount of $42,000, as well as an increase in the gain on the sale of mortgage loans and other income, in the amount of $156,000, from fiscal 2000.

Service charges and other fees were $448,000, $443,000 and $440,000 in fiscal 2002, 2001 and 2000, respectively. The fluctuations are primarily due to changes in overdraft and non-sufficient charges.

The gain on sale of mortgage loans increased $218,000 (55.4%) in 2002, increased $82,000 (26.2%) in 2001 and decreased $130,000 (29.5%) in 2000. The restructuring process in the mortgage banking division, with the addition of mortgage loan originators, along with the decrease in mortgage loan rates, has resulted in more volume of originations and sales of mortgage loans in fiscal 2002. The increase in 2001 was also the result of lower mortgage loan rates, which increased volumes and sales of mortgage loans. The decrease in 2000 was primarily due to a decrease in mortgage loan demand as a result of higher interest rates from prior years.

The gain on sale of investment securities available for sale increased $232,000 in 2002, increased $8,000 in 2001 and decreased $2,400,000 in 2000. The increase in 2002 was the result of a gain, in the amount of $236,000, on the sale of certain investment securities. The decrease in 2000 was the result of selling FHLMC stock, at a gain of approximately $2,265,000, in 1999.

Other Expense

Total other expense increased to $6,407,000 in 2002, from $6,025,000 in 2001. Other expense decreased in 2000 to $5,299,000. This represented an increase of $382,000 (6.3%) in 2002, an increase of $726,000 (13.7%) in 2001, and a decrease of $532,000 (9.1%) in 2000.

Compensation and benefits totaled $3,636,000, $3,118,000 and $2,901,000 for fiscal 2002, 2001 and 2000, respectively. These levels reflect an increase of $518,000 (16.6%) in 2002, an increase of $217,000 (7.5%) in 2001 and a decrease of $367,000 (11.2%) in 2000. The increases in 2002 and 2001 primarily were attributable to new salaries associated with a restructuring process, along with merit and cost of living raises and the costs of benefits associated with such increases. The decrease in 2000 was the result of streamlining operations and the reduction of employees through attrition.

Expenses related to termination agreements were $0, $560,000, and $0 for fiscal 2002, 2001 and 2000, respectively. The expense in 2001 was related to the settlement of certain legal actions with a former director and officer, as well as other expenses under the employment contract of SouthFirst's President and Chairman of the Board of Directors, who resigned.

Income Tax Expense

Income tax expenses (benefit) were $421,000, ($242,000) and $609,000 for fiscal 2002, 2001 and 2000, respectively. These levels represent an effective tax rate on pre-tax earnings (losses) of 39% in 2002, 36% in 2001 and 39% in 2000.

Supervisory Agreement

On March 29, 2002, SouthFirst announced that First Federal, on March 22, 2002, had entered into the Supervisory Agreement with the Office of Thrift Supervision (the "OTS"). A copy of the press release announcing the Supervisory Agreement and a copy of the Supervisory Agreement were included with SouthFirst's Form 8-K filed with the SEC on March 29, 2002.

The Supervisory Agreement formalized certain understandings between First Federal and the OTS with respect to actions that First Federal and its Board of Directors had to undertake to comply with the requirements of the OTS.

Under the Supervisory Agreement, First Federal's Board of Directors was required, among other things, to develop, adopt and implement appropriate lending policies and procedures before beginning any new types of lending activities or increasing the amounts of existing construction-lending activities.

Further, First Federal's Board of Directors was required to review First Federal's residential construction loan portfolio and establish limits on its residential construction lending in compliance with federal regulations and the Supervisory Agreement. As a result of the requirements set forth in the Supervisory Agreement and based upon further communications with the OTS, First Federal's speculative construction lending, in the aggregate, is limited to 120% of First Federal's tangible capital, which aggregate portfolio limit, as of September 30, 2002, was $16,300,000. The total amount of First Federal's speculative construction loan portfolio, as of September 30, 2002, was equal to $13,863,000, which was 85% of First Federal's tangible capital and, thus, well within the 120% limit. Management believes that this aggregate portfolio limit, as required by the Supervisory Agreement, will not have a material adverse effect on the amount of First Federal's future net income to be derived from its construction-lending activities, as contemplated in the relevant projections included in the Business Plan and Strategic Plan of First Federal.

Further, under the Supervisory Agreement, First Federal's limits on loans to one borrower were reduced. Under federal law, the aggregate amount of loans that First Federal and SouthFirst Mortgage are permitted to make to any one borrower (in the aggregate) is generally limited to the greater of 15% (25% if the security has a readily ascertainable value) of unimpaired capital and surplus of First Federal, or $500,000. Prior to the effective date of the Supervisory Agreement, First Federal and SouthFirst Mortgage had received permission from the OTS to increase the applicable loans to one borrower limits for single-family residential builders, as permitted under applicable federal law and regulations. The increased limit for these borrowers was 30% of unimpaired capital and surplus of First Federal, with an aggregate limit to all such borrowers equal to 150% of First Federal's unimpaired capital and surplus.

As a result of the Supervisory Agreement, however, the 30% limit was revoked, and First Federal and SouthFirst Mortgage now are required to comply with the normal regulatory limit of 15% of unimpaired capital and surplus of First Federal. At September 30, 2002, this 15% limit was equal to $2,171,000, and there was one (1) construction loan commitment from First Federal and/or SouthFirst Mortgage which remained in excess of this newly imposed loan limit, with the largest commitment being $2,710,000. The OTS has previously indicated to First Federal that the balance of the remaining non-compliant loans will be allowed to pay out through the ordinary course of loan payment collection, thus avoiding having to sell such loans.

Most of First Federal's construction lending relationships have been well below the 15% loan-to-one-borrower limit. As of March 22, 2002, the effective date of the Supervisory Agreement, there were only three (3) construction loan commitments in excess of that limit. Therefore, management believes that this reduction in individual loan-to-one-borrower limits will not have a material adverse effect on the amount of future net-income of First Federal to be derived from its construction lending activities, as contemplated in the relevant projections included in the Business Plan and Strategic Plan of First Federal.

First Federal remains a well-capitalized institution, and the Supervisory Agreement has not resulted in any interruption of its day-to-day operations. The Supervisory Agreement will remain in place until modified, terminated or suspended by the OTS. A failure to comply with the Supervisory Agreement could result in the initiation of a formal enforcement action by the OTS, including the imposition of civil money penalties.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, and SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead an entity must perform an assessment of whether goodwill is impaired as of the date of adoption and test for impairment at least annually in accordance with the provisions of the Statement. The new standard will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or the normal operation of a long-lived asset, except for certain obligations of lessees.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets.

SFAS Nos. 142, 143 and 144 were adopted, and are effective as of, October 1, 2002. The Company does not anticipate that these statements will have a material impact on its financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities. The statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and that such liability be measured initially at fair value, whereas prior guidance required the liability be recognized at the date of an entity's commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged.

In October 2002, the FASB issued SFAS No. 147, Acquisitions of Certain Financial Institutions. SFAS No. 147 provides guidance on the application of the purchase method to acquisitions of financial institutions. In addition, SFAS No. 147 amends SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to include in its scope long-term customer relationship intangible assets of financial institutions. SFAS No. 147 is effective for acquisitions for which the date of acquisition is on or after October 1, 2002.

Interest Rate Sensitivity

An integral aspect of the funds management of First Federal is the maintenance of a reasonably balanced position between interest rate sensitive assets and liabilities. ALCO is charged with the responsibility of managing, to the degree prudently possible, First Federal's exposure to "interest rate risk," while attempting to provide a stable and steadily increasing flow of depositors and borrowers and to seek earnings enhancement opportunities. An asset or liability is said to be interest rate sensitive within a specific period if it will mature or reprice within that period. First Federal measures its interest rate risk as the ratio of cumulative interest sensitivity gap to total interest earning assets ("ratio"). The ratio is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period, divided by the total interest earning assets. This ratio is positive when the amount of interest rate sensitive assets exceeds the amount of interest sensitive liabilities, and is negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Generally, during a period of rising interest rates, a negative ratio would adversely affect net interest income, while a positive ratio would result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative ratio would result in an increase in net interest income and a positive ratio would adversely affect net interest income. Due to the nature of First Federal's balance sheet structure and its use of the market approach to pricing liabilities, First Federal's management and the First Federal Board of Directors recognize that achieving a perfectly matched gap position in any given time frame would be extremely rare. At September 30, 2002, First Federal had a negative one-year cumulative ratio of (1.69%) and a five-year cumulative ratio of 7.40%, as a result of which its net interest income could be negatively affected by rising interest rates and positively affected by falling interest rates. At September 30, 2001, First Federal had a negative one-year cumulative ratio of (12.68%) and a positive five-year cumulative ratio of 6.89%. During the declining interest rate environment of 2002, First Federal's interest rate spread decreased. Consistent with a positive ratio during the increasing interest rate environment experienced in late 1994 and 1995, when interest rates increased further and more rapidly on interest-bearing liabilities than on interest-earning assets, First Federal experienced a decrease in its interest rate spread. Conversely, consistent with a negative ratio, during the declining interest rate environment experienced from 1991 through late 1994, when interest rates declined further and more rapidly on interest-bearing liabilities than on interest-earning assets, First Federal experienced an increase in its interest rate spread.

There are other factors that may affect the interest rate sensitivity of First Federal's assets and liabilities. These factors generally are difficult to quantify but can have a significant impact on First Federal when interest rates change. Such factors include features in adjustable rate loans that limit the changes in interest rates on a short-term basis and over the life of a loan. First Federal's portfolio of one-to-four family residential mortgage loans included $24.4 million and $30.0 million (26.3% and 29.7% of First Federal's total loan portfolio) of adjustable rate loans at September 30, 2002 and September 30, 2001, respectively. These loans have restrictions limiting interest rate changes to 1.0% or 2.0% per year and 6.0% over the life of the loan. In a rapidly declining or rising interest rate environment, these restrictions could have a material effect on interest income by slowing the overall response of the portfolio to market movements. ALCO utilizes the "Asset and Liability Management Report" prepared by Farin & Associates (the Strategic Asset Liability Management) in order to assist First Federal in determining First Federal's gap and interest rate position. Through use of the Farin & Associates analysis, ALCO analyzed the effect of an increase or decrease of up to 300 basis points on the market value of First Federal's portfolio equity ("MVPE") at September 30, 2002 and September 30, 2001. At a 300 basis point increase, First Federal's MVPE decreased approximately $5,165,000 and decreased $5,628,000 at September 30, 2002 and September 30, 2001, respectively, and, at a 300 basis point decrease, First Federal's MVPE increased approximately $8,631,000 and increased $7,290,000 at September 30, 2002 and September 30, 2001, respectively. Management determined that these changes in MVPE were acceptable.

The following table sets forth information regarding the projected maturities and repricing of the major asset and liability categories of First Federal, as of September 30, 2002 and September 30, 2001. Maturity and repricing dates have been projected by applying the assumptions set forth below as to contractual maturity and repricing dates. Classifications of items in the table are different from those presented in other tables and the financial statements and accompanying notes included therein.

Interest Rate Sensitivity Gap

	At September 30, 2002					At September 30, 2001				
	One year or less	One to three years	Three to five years	Over five years	Total	One year or less	One to three years	Three to five years	Over five years	Total
Interest-earning assets:										
Mortgage loans	$ 54,649	$ 15,060	$ 10,616	$ 7,095	$ 87,420	$ 50,888	$ 17,074	$ 10,341	$17,103	$ 95,406
All other loans	4,168	2,507	1,126	989	8,790	4,103	2,012	565	206	6,886
Collateralized mortgage obligations	5,140	-	-	-	5,140	2,075	1,932	1,727	7,752	13,486
Mortgage-backed securities	2,193	2,873	2,086	4,086	11,238	2,337	2,359	1,564	2,518	8,778
Other Investments (1)	12,450	-	-	6,121	18,571	13,742	-	-	2,574	16,316
Total interest- earning assets	$ 78,600	$ 20,440	$ 13,828	$ 18,291	$ 131,159	$73,145	$23,377	$14,197	$30,153	$140,872
Interest-bearing liabilities:										
Deposits	$ 56,007	$ 23,332	$ 8,012	$ 5,746	$ 93,097	$55,397	$25,618	$10,905	$ 3,645	$95,565
Borrowed funds	24,805	1,055	2,500	-	28,360	35,605	-	-	-	35,605
Total interest-bearing liabilities	$ 80,812	$ 24,387	$ 10,512	$ 5,746	$ 121,457	$91,002	$25,618	$10,905	$ 3,645	$131,170
Interest sensitivity gap	$ (2,212)	$ (3,947)	$ 3,316	$ 12,545	$ 9,702	$(17,857)	$(2,241)	$3,292	$26,508	$9,702
Cumulative interest sensitivity gap	$ (2,212)	$ (6,159)	$ (2,843)	$ 9,702	$ -	$(17,857)	$(20,098)	$(16,806)	$9,702	
Ratio of cumulative interest sensitivity gap to total interest earning assets	(1.69)%	(4.70)%	(2.17)%	7.40%	-	(12.68)%	(14.27)%	(11.93)%	6.89%	
Ratio of cumulative interest sensitivity gap to total assets of $141,179	(1.57)%	(4.36)%	(2.01)%	6.87%	-	(11.81)%	(13.29)%	(11.12)%	6.42%	

(1) Includes investments in overnight deposits.

The Farin & Associates analysis for 2002 and the preceding table were based upon the contractual terms of the asset or liability and in consideration of the following assumptions regarding prepayment of loans, collateralized mortgage obligations ("CMOs") and mortgage-backed securities, and decay rates of deposits. These prepayment and decay rate assumptions are management's estimates based on expectations of future interest rates. Fixed rate mortgage loans are assumed to prepay at approximately 8%. Adjustable rate loans, CMOs and mortgage-backed securities are presented in the period in which they next reprice. All other loans (principally consumer installment loans) are presented at their contractual maturities. Fixed rate CMOs are assumed to prepay at rates ranging from 15% to 20%. The decay rates for money market demand accounts are assumed to be 47% for the first year and 40% for the second year. The decay rates for passbook accounts are assumed to be 22% for the first year and 22% thereafter, and the decay rates for NOW accounts are assumed to be 23% for the first year and approximately 22% thereafter. Certificate accounts and borrowed funds are presented at their contractual maturities. Certain shortcomings are inherent in the method of analysis presented in the table above. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as ARMs, generally have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels would cause significant deviations in the table. Additionally, an increased credit risk may result if the ability of many borrowers to service their debt decreases in the event of an interest rate increase. A majority of the adjustable rate loans in First Federal's portfolio contain conditions which restrict the periodic change in interest rates.

Interest Rate Risk Strategy

First Federal has employed various strategies intended to minimize the adverse effect of interest rate risk on future operations by attempting to balance the interest rate sensitivities of its assets and liabilities. First Federal's strategies are intended to stabilize long term net interest income by protecting its interest rate spread against decreases and increases in interest rates. To offset the interest rate risk associated with holding a substantial amount of fixed rate loans and having a predominantly short-term certificate of deposit base, First Federal maintains a portfolio of residential adjustable-rate mortgage loans that reprice in less than one year. The amount of loans in this portfolio was equal to $23,916,000 at September 30, 2002 and $32,652,000 at September 30, 2001. First Federal also sells a significant portion of its fixed rate loan originations in the secondary markets, and directs excess cash flow into short-term and adjustable rate investment securities. Diversification into more interest-sensitive mortgage loans and construction loans in the Birmingham area has also served to reduce First Federal's interest rate risk exposure.

Effects of Inflation and Changing Prices

Inflation generally increases the costs of funds and operating overhead, and, to the extent that loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on the performance of a financial institution than the effects of general levels of inflation. Although interest rates do not necessarily move in the same direction, or to the same extent, as the prices of goods and services, increases in inflation generally have resulted in increased interest rates. In addition, inflation affects a financial institution's cost of goods and services purchased, the cost of salaries and benefits, occupancy expense, and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect liquidity, earnings, and stockholders' equity. Mortgage originations and refinancings tend to slow as interest rates increase and would likely reduce First Federal's earnings from such activities. Further, First Federal's income from the sale of residential mortgage loans in the secondary market likely would decrease if interest rates increased.

Average Balance, Interest, Yields and Rates

The following table sets forth certain information relating to First Federal's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily balances has caused any material difference in the information presented.

The following table also presents information for the periods indicated with respect to the difference between the average yield earned on interest-earning assets and average rate paid on interest-bearing liabilities, or "interest rate spread," which savings associations have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net yield on total interest-earning assets," which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets reflect or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

[table on following page]

Average Balance, Interest, Yields and Rates

	2002 Average Balance	2002 Interest	2002 Yield/Cost	2001 Average Balance	2001 Interest	2001 Yield/Cost	2000 Average Balance	2000 Interest	2000 Yield/Cost
	Year Ended September 30,								
Interest Earning Assets:									
Interest earnings deposited in other financial institutions	$ 1,131,360	$ 99,189	8.77%	$ 916,802	$ 276,257	30.13%	$ 1,171,156	$ 138,758	
Total investment securities	30,907,198	1,600,346	5.18%	36,518,896	2,109,156	5.78%	38,891,644	2,433,984	6.26%
Loans receivable	96,599,905	6,827,657	7.07%	104,148,074	8,506,455	8.17%	110,789,666	9,342,440	8.43%
Total interest earning assets	128,638,463	8,527,192	6.63%	141,583,772	10,891,868	7.69%	150,852,466	11,915,182	7.90%
Allowance for loan losses	(1,386,892)			(770,245)			(736,726)		
Cash and amounts due from depository institutions	6,341,587			7,237,695			4,404,043		
Premises and equipment	4,881,979			4,938,849			5,054,685		
FHLB stock, at cost	2,229,800								
Foreclosed real estate	226,899			535,006			383,862		
Accrued interest receivable	783,703			965,109			1,055,087		
Other assets	2,532,819			1,504,934			1,714,340		
Investments in Affiliates	-			4,116			14,006		
Total Assets	$144,248,358			$ 155,999,236			$162,741,763		
Interest Bearing Liabilities:									
Deposits:									
NOW accounts	$ 10,968,447	$ 142,688	1.30%	$ 9,929,758	$ 159,740	1.61%	$10,581,025	$ 175,539	1.66%
Money market demand	66,441	850	1.28%	144,497	1,992	1.38%	219,418	3,371	1.54%
Statement savings	11,946,198	179,579	1.50%	11,650,760	216,553	1.86%	12,476,710	240,270	1.93%
CDs, other than Jumbos	64,985,484	2,830,798	4.36%	72,197,589	4,044,144	5.60%	75,020,005	4,050,687	5.40%
Jumbo certificates	7,396,298	336,800	4.55%	7,605,523	554,878	7.30%	6,790,810	388,441	5.72%
Total interest-bearing deposits	95,362,868	3,490,715	3.66%	101,528,127	4,977,307	4.90%	105,087,968	4,858,308	4.62%
Borrowed funds	30,000,755	1,239,081	4.13%	34,471,370	2,006,896	5.82%	38,124,848	2,280,558	5.98%
Total interest-bearing liabilities	125,363,623	4,729,796	3.77%	135,999,497	6,984,203	5.14%	143,212,816	7,138,866	4.98%
Non-interest bearing demand accounts	3,472,967			2,836,095			3,128,850		
Advances by borrowers for property taxes	258,250			310,794			323,424		
Accrued interest payable	1,032,802			1,342,510			1,113,935		
Income taxes payable	9,084			231,595			111,491		
Accrued expenses and other liabilities	381,893			286,462			495,292		
Total liabilities	130,518,619			141,006,953			148,385,808		
Stockholders' equity	13,729,739			14,992,283			14,355,955		
Total liabilities & stockholders' equity equity	$144,248,358			$155,999,236			$162,741,763		
Net interest income		$ 3,797,396			$ 3,907,665			$ 4,776,316	
Interest rate spread			2.86%			2.56%			2.91%
Net yield on total interest earning assets			2.95%			2.76%			3.17%
Average interest-earning assets to average total interest-bearing liabilities ratio			102.61%			104.11%			105.33%

Financial Condition

Investment Securities

First Federal's portfolio of investment securities available for sale totaled $26,768,000 and $33,053,000 at September 30, 2002, and September 30, 2001, respectively.

The composition of First Federal's total investment securities portfolio partly reflects First Federal's former investment strategy of providing acceptable levels of interest income from portfolio yields while maintaining a level of liquidity, allowing First Federal a degree of control over its interest rate position. In previous years, First Federal invested primarily in investment grade CMOs and mortgage-backed securities because of their liquidity, credit quality and yield characteristics. The yields, values and duration of such securities generally vary with interest rates, prepayment levels, and general economic conditions and, as a result, the values of such instruments may be more volatile than other instruments with similar maturities. Such securities also may have longer stated maturities than other securities, which may result in further price volatility.

With First Federal's purchase of the construction loan portfolio of another Alabama thrift institution in April of 1994, First Federal revised its investment strategy, curtailing its purchases of CMOs and mortgage-backed securities and utilizing principal repayments on these securities to fund construction loans. Accordingly, First Federal did not purchase any CMOs or mortgage-backed securities from 1994 through 1997. However, as a result of First Federal's acquisition of First Federal Savings and Loan of Chilton County in October 1997, First Federal acquired approximately $466,000 in CMOs and $16,101,000 in mortgage-backed securities. In addition, as a result of the excess cash on hand from the Chilton County acquisition, First Federal purchased approximately $18,670,000 in mortgage-backed securities in 1998. During 1999, First Federal purchased approximately $10,500,000 of FNMA and FHLMC adjustable rate CMOs that reprice to LIBOR on a monthly basis. These CMOs were funded by FHLB advances that also reprice each month to LIBOR. This investment arbitrage is projected to produce a positive interest rate spread of approximately 1%.

During fiscal year 2002, as interest rates declined, First Federal sold $7,750,000 of FNMA adjustable rate CMOs and repaid FHLB advances to reduce the risk associated in having the repricing of long-term investments and shorter-term liabilities. A pre-tax loss occurred from the sale of these investments in the amount of $8,485. As of September 30, 2002, First Federal has approximately $3,000,000 in adjustable rate FNMA CMOs and FHLB advances outstanding in the original arbitrage.

Principal repayments on both CMOs and mortgage-backed securities for the years ended September 30, 2002, 2001 and 2000 were $674,700, $1,774,000 and $1,938,000, respectively. As of September 30, 2002, First Federal had an investment in U. S. Government agencies of $9,867,000, compared to $9,590,000 as of September 30, 2001. At September 30, 2002, First Federal had investments of approximately $2,238,000 in equity securities, such as FHLB stock and other common stock.

[remainder of page intentionally left blank]

The following table indicates the fair value of the portfolio of investment securities available for sale at September 30, 2002, 2001 and 2000.

	Total Fair Value		
	2002	2001 (in thousands)	2000
Investment Securities AFS:			
U.S. Treasury securities	$ -	$ -	$ 2,761
U.S. Government Agency	9,867	9,590	8,901
Corporate obligations	98	-	-
Mortgage-backed securities	11,679	9,127	10,096
Collateralized mortgage obligations	5,115	13,495	13,602
Other investments	8	841	737
Total Investment Securities Available for Sale	$ 26,767	$ 33,053	$ 36,097

At September 30, 2002, First Federal owned CMOs totaling $5,115,000. These securities are all backed by federal agency guaranteed mortgages.

The mortgage backed securities portfolio, totaling $11,679,000 at September 30, 2002, consists of fixed rate mortgages in the amount of $11,315,000 and ARMs in the amount of $364,000. When purchasing these securities, First Federal looks at various prepayment speeds and makes such purchases based on the ability to accept the yield and average life, based on both increasing and decreasing prepayment speeds.

The following tables present the contractual maturities and weighted average yields of investment securities, other than equity securities, available for sale at September 30, 2002:

	Maturities of Investment Securities			
	Within one year	After one through five years	After five through ten years	After ten years
		(In thousands)		
U.S. Government agencies, excluding mortgage-backed securities	$ 88	$ 1,742	$ 1,671	$ 6,366
Mortgage-backed securities	-	229	1,378	10,072
Collateralized mortgage obligations	-	-	1,775	3,340
Corporate obligations	-	98	-	-
Total Investment Securities Available for Sale	$ 88	$ 2,069	$ 4,824	$ 19,778

	Weighted Average Yields (Taxable-equivalent basis)[1]			
	Within one year	After one through five years	After five through ten years	After Ten years
		(In thousands)		
U.S. Government agencies, excluding mortgage-backed securities	7.196%	5.829%	5.916%	6.848%
Mortgage-backed securities	-	6.766%	6.173%	6.186%
Collateralized mortgage obligations	-	-	3.939%	2.370%
Corporate obligations	-	-	7.125%	-
Total Weighted Average Yield	7.196%	5.938%	5.299%	5.755%

---

(1) None of First Federal's investment securities are tax exempt.

The maturities for the CMOs and mortgage-backed securities presented above represent contractual maturities of such securities. Due to the nature of these securities, the timing and the amount of principal repayments is generally unpredictable. However, assuming current prepayment rates are based on normal, required principal repayments, the following table sets forth certain information regarding the expected principal payments, carrying values, fair values, and weighted average yields of First Federal's CMOs and mortgage-backed securities, at September 30, 2002:

Principal Payments Expected During the Year Ended September 30,
(Dollars in thousands)

	2003	2004	2005	2006	2007	Thereafter	Carrying Value	Fair Value	Weighted Average Yield
Collateralized mortgage Obligations	$3,198	$ 652	$ 386	$ 339	$ 148	$ 371	$5,141	$5,115	2.92%
Mortgage-backed securities	2,636	2,020	1,451	1,127	889	3,140	11,239	11,679	6.20%
Agencies	4,841	4,700	-	-	-	-	9,507	9,867	6.51%
Corporate obligations	-	98	-	-	-	-	100	98	7.13%

Loans

Total loans of $92,985,000, at September 30, 2002, reflected a decrease of $8,150,000 (8.1%) compared to total loans at September 30, 2001. Total loans of $101,135,000, at September 30, 2001, reflected a decrease of 6.7% from total loans of $108,354,000, at September 30, 2000. The decrease in the volume of loans for fiscal 2002 was due primarily to the sale of loans in the amount of $8,392,000 to another financial institution in Dothan, Alabama, as result of closing the Dothan loan production office in February 2002. Other decreases are due to seasonal changes in mortgage and construction lending demand. The increases from fiscal 1998 through fiscal 2000 were due to loans generated in the normal course of business. First Federal has experienced strong demand in its one-to-four family construction loan portfolio since First Federal's purchase of the construction loan portfolio of First Federal Savings and Loan of Chilton County, and the opening of a loan production office in Birmingham in 1994.

One-to-four family real estate mortgage loans decreased $7,512,000 (12.8%), from September 30, 2000 to September 30, 2001, and decreased $6,736,000 from September 20, 2001 to September 30, 2002. First Federal aggressively pursues real estate mortgage loans within its market area. In addition to originating mortgage loans for its own portfolio, First Federal also actively originates residential mortgage loans which are sold in the secondary market, with servicing released. First Federal sells a significant portion of all fixed rate residential mortgage loans that it originates. For the most part, such sales are composed of residential mortgage loans with terms of 30 years. Proceeds from loan sales were $27,159,000, $19,731,000, and $15,092,000 for the years ended September 30, 2002, 2001, and 2000, respectively. Had First Federal not sold residential mortgage loans over the last several years, the one-to-four family real estate mortgage loan portfolio would have increased by a larger margin (or decreased by lesser margin) than the percentage indicated above. The declining interest rate market for much of 2002 and 2001 resulted in an increase in the volume of loans sold during the period, compared to fiscal 2000, which had a rising interest rate environment. The following table presents the composition of the loan portfolio for each of the past five years:

[table on following page]

Loan Portfolio Composition
At September 30,
(Dollars in thousands)

	2002		2001		2000		1999		1998	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Real estate mortgage loans:										
One-to four family	$ 44,347	47.69%	$ 51,083	50.51%	$58,595	54.08%	$ 65,637	61.74%	$ 73,239	70.02%
Multi-family and commercial	13,490	14.51%	14,205	14.05%	13,790	12.73%	8,330	7.84%	1,837	1.76%
Construction loans	16,621	17.87%	25,378	25.09%	24,381	22.50%	17,510	16.47%	14,731	14.09%
Land	5,077	5.46%								
Savings account loans	1,190	1.28%	1,144	1.13%	1,097	1.01%	1,267	1.19%	1,988	1.90%
Installment loans	3,599	3.87%	3,507	3.47%	4,089	3.77%	5,616	5.28%	7,593	7.26%
Second mortgage loans	9,665	10.39%	7,593	7.51%	7,334	6.77%	9,046	8.51%	6,216	5.94%
Total loans	93,989		102,910		109,286		107,406		105,604	
Less:										
Loans in process	-	-	(8)	(.01)%	(39)	(.03)%	-	-	-	-
Discounts and other, net	(149)	(.16)%	(189)	(.19)%	(192)	(.18)%	(242)	(.23)%	(282)	(.27)%
Allowance for loan losses	(855)	(.92)%	(1,578)	(1.56)%	(701)	(.65)%	(852)	(.80)%	(732)	(.70)%
Total loans, net	$ 92,985	100.00%	$101,135	100.00%	$108,354	100.00%	$106,312	100.00%	$104,590	100.00%

The table below shows the maturity of First Federal's loan portfolio at September 30, 2002, based upon contractual maturity dates. Demand loans, loans having no schedule of repayment and no stated maturity and overdrafts are reflected as due during the twelve months ended September 30, 2002. The table below does not include an estimate of prepayments, the occurrence of which would significantly shorten the average life of all mortgage loans and cause First Federal's actual repayment to differ from that shown below.

	Loan Maturities							
	Due during the year ending Sept 30,							
	2003	2004	2005	Due after 3-5 years	Due after 5-10 years	Due After 10-15 years	Due After 15 years	Total
	(Dollars in thousands)							
Real estate mortgage loans	$ 3,646	$ 2,005	$ 312	$ 1,016	$ 8,519	$16,888	$16,956	$ 49,342
Construction loans (1)	16,671	-	-	-	-	-	-	16,671
Business loans	1,711	571	932	1,072	1,752	2,533	2,904	11,475
All other loans	3,731	1,089	1,732	4,791	2,607	975	572	15,497
Total	$25,759	$ 3,665	$ 2,976	$ 6,879	$12,878	$20,396	$20,432	$92,985

(1) The maturity period for construction loans is typically one year. If the home is not sold at the maturity date, however, the loan may be extended for an additional six months, provided that the builder restructures the loan to provide for principal reduction or arranges for permanent financing which will pay off the construction loan.

The following tables set forth, at September 30, 2002 and September 30, 2001, the dollar amount of loans due after September 30, 2002 and September 30, 2001, respectively, based upon whether such loans have fixed interest rates or adjustable interest rates:

	September 30, 2002		
	Fixed Rates	Floating or Adjustable Rate	Total
	(Dollars in thousands)		
Real estate mortgage loans	$ 26,587	$ 24,433	$ 51,020
Commercial loans	3,613	7,862	11,475
Construction loans	21,696	-	21,696
Savings and installments loans	8,794	-	8,794
Total	$ 60,690	$ 32,295	$ 92,985

	September 30, 2001		
	Fixed Rates	Floating or Adjustable Rate	Total
	(Dollars in thousands)		
Real estate mortgage loans	$ 28,266	$ 29,987	$ 58,253
Commercial loans	4,916	5,654	10,570
Construction loans	25,378	0	25,378
Savings and installments loans	6,935	0	6,935
Total	$ 65,495	$ 35,641	$101,136

The following table sets forth First Federal's loan originations, sales and principal repayments for the periods indicated:

	Year ended September 30,		
	2002	2001	2000
	(Dollars in thousands)		
Loan Originations:			
Real estate mortgage loans	$ 87,131	$ 67,995	$ 68,671
All other loans	6,790	4,407	5,457
Total	$ 93,921	$ 72,402	$ 74,128
Portfolio Loan Purchases:			
Real estate mortgage loans	$ -	$ -	$ -
Portfolio Loan Sales Proceeds:			
Real estate mortgage loans	$ 32,346	$ 19,731	$ 15,092
Principal Repayments:			
Real estate mortgage loans	$ 46,578	$ 54,071	$ 51,636
All other loans	6,652	4,964	6,821
Total	$ 53,230	$ 59,035	$ 58,457

Allowance for Loan Losses and Risk Elements

The performance of loans is evaluated primarily on the basis of a review of each customer relationship over a period of time and the judgment of lending officers as to the ability of borrowers to meet the repayment terms of loans. If there is a reasonable doubt as to the repayment of a loan, in accordance with the agreed terms, the loan may be placed on a non-accrual basis pending the sale of any collateral or a determination as to whether sources of repayment exist. Generally, delinquency of 90 days or more creates reasonable doubt as to repayment. This action may be taken even though the financial condition of the borrower or the collateral may be sufficient to ultimately reduce or satisfy the obligation. Generally, when a loan is placed on a non-accrual basis, all payments are applied to reduce principal to the extent necessary to eliminate doubt as to the repayment of the loan. Interest income on a non-accrual loan is recognized only on a cash basis. See "- Non-Performing Assets" below.

Lending officers are responsible for the ongoing review and administration of each particular loan. As such, they make the initial identification of loans which present some difficulty in collection or where circumstances indicate that the probability of loss exists. Once the loan officer determines that there is a potential collection problem, the loan is turned over to First Federal's collections officer. It is the responsibility of the collections officer to coordinate all collection efforts on troubled and delinquent loans. Senior management and the First Federal Board of Directors are informed of the status of delinquent loans on a monthly basis. Senior management reviews the allowance for loan losses and makes recommendations to the Board of Directors as to loan charge–offs on a monthly basis.

At September 30, 2002, September 30, 2001, and September 30, 2000, loans accounted for, on a non-accrual basis, were approximately $764,000, $742,000, and $1,064,000, respectively, or 0.8%, 0.7%, and 1% of the total loans outstanding, net of unearned income. The balances of accruing loans past due 90 days or more, as to principal and interest payments, were $0 at September 30, 2002, 2001, and 2000.

The allowance for loan losses represents management's assessment of the risk associated with extended credit and its evaluation of the quality of the loan portfolio. Management analyzes the loan portfolio to determine the adequacy of the allowance for loan losses and the appropriate provision required to maintain a level considered adequate to absorb all anticipated loan losses. In assessing the adequacy of the allowance, management reviews the size, quality, and risk of loans in the portfolio. Management also considers such factors as First Federal's historical loan loss experience, the level, severity, and trend of criticized assets, the distribution of loans by risk class, and various qualitative factors such as current and anticipated economic conditions.

First Federal began construction lending activities in March 1994. As of September 30, 2002, First Federal had not experienced any significant losses on the construction loan portfolio. Due to the concentration of these loans, a default by certain construction loan borrowers, or other financial difficulty, could result in a significant addition to the allowance of loan losses.

While it is First Federal's policy to charge off loans in the period in which the loss is considered probable, there are additional risks of future losses which cannot be quantified precisely or attributed to the particular loans or classes of loans. Because these risks include the state of the economy, management's judgment as to the adequacy of the allowance is necessarily approximate and imprecise.

In assessing the adequacy of the allowance, management relies predominately on the ongoing review of the loan portfolio, which is undertaken both to ascertain whether there are probable losses which must be charged off and to assess the risk characteristics of the portfolio in the aggregate. This review takes into consideration the judgments of the responsible lending officers, senior management and those of bank regulatory agencies that review the loan portfolio as part of First Federal's examination process. Specific percentages are allocated to each loan type. Management recognizes that there is more risk traditionally associated with commercial and consumer lending as compared to real estate mortgage lending; correspondingly, a greater allocation is made for commercial and consumer loans than real estate mortgage loans. While all information is utilized by management to recognize losses in the loan portfolio, there can be no assurances that future additions to the allowance will not be necessary. First Federal's Board of Directors reviews the assessments of management in determining the adequacy of the allowance for loan losses. Generally, the only loans, including construction loans, which are classified for purposes of calculating the allowance for loan losses are loans which are delinquent for more than 90 days. However, the Board of Directors may classify loans that are less than 90 days delinquent, should such classification be deemed necessary.

First Federal's allowance for loan losses is also subject to regulatory examinations and determinations as to its adequacy, which may take into account such factors as the methodology used to calculate the allowance for loan loss reserves and the size of the loan loss reserve in a comparison to a group of peer banks identified by the regulators. During its routine examinations of banks, the OTS has, from time to time, required additions to provisions for loan losses and allowances for loan losses, as the OTS's credit evaluations and allowance for loan loss methodology have differed from those of management of such banks. Such regulatory examinations have focused on loan quality, particularly that of real estate loans. First Federal attempts to reduce the risks of real estate lending through maximum loan-to-value requirements, as well as systematic cash flow and initial customer credit history analyses.

Management believes that the $854,000 allowance for loan losses, at September 30, 2002, is adequate to absorb known risks in the portfolio. No assurance can be given, however, that adverse economic circumstances will not result in increased losses in First Federal's loan portfolio. At September 30, 2002, $303,000 of the allowance for loan losses was reserved for possible losses on real estate mortgage loans and $551,000 was reserved for possible losses on all other loans.

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The following table summarizes the levels of the allowance for loan losses at the end of the last five fiscal years:

	Year Ended September 30,				
	2002	2001	2000	1999	1998
	(Dollars in thousands)				
Balance at beginning of period	$ 1,578	$ 701	$ 852	$ 732	$ 284
Clanton balance at acquisition	-	-	-	-	488
Charge-offs:					
Real estate	-	-	54	216	16
Installment	79	49	138	290	82
Total charge-offs	79	49	192	506	98
Recoveries:					
Real estate mortgage	-	-	-	-	4
Installment	23	68	35	38	39
Total recoveries	23	68	35	38	13
Net loans (recovered) charged off	56	(19)	157	468	85
Provisions for loan losses (benefit)	(668)	858	6	588	45
Balance at end of period	$ 854	$ 1,578	$ 701	$ 852	$ 732
Ratio of net charge-offs to total loans outstanding, net of unearned income	0.06%	(.02)%	0.14%	0.44%	0.08%
Ratio of allowance for loan losses to loans outstanding, net of unearned income	0.92%	1.56	0.65%	0.80%	0.70%
Total Loans Outstanding	$ 92,985	$101,135	$108,354	$106,312	$104,590

As indicated in the table above, First Federal substantially increased its loan loss allowance in fiscal 2001 from the level of the preceding year. The increase was due primarily to the default in the Vawter Properties loan. See " – Results of Operation – Provision for Loan Losses" above.

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The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance to each category is not necessarily an indication of future losses and does not restrict the use of the allowance to absorb losses in any category.

	At September 30,					
	2002		2001		2000	
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
	(Dollars in thousands)					
Real estate mortgage loans	$ 303	35.48%	$ 886	56.15%	$ 584	83.31%
All other loans	551	64.52%	692	43.85%	117	16.69%
Total allowance for loan losses	$ 854	100.00%	$ 1,578	100.00%	$ 701	100.00%

At September 30, 2002 and 2001, the total recorded investment in impaired loans was approximately $874,000 and $648,000, respectively. The average recorded investment in impaired loans amounted to approximately $890,000 and $54,000, for the years ended September 30, 2002 and 2001, respectively. The allowance for loan losses related to impaired loans was approximately $495,000 and $648,000, for fiscal 2002 and 2001, respectively. Interest income on impaired loans of approximately $65,000 and $0 was booked in 2002 and 2001, respectively. Loans impaired at September 30, 2000 were $4,000.

Non-Performing Assets

First Federal has policies, procedures and underwriting guidelines intended to assist in maintaining the overall quality of its loan portfolio. First Federal monitors delinquency levels for any adverse trends. Non-performing assets consist of loans on non-accrual status, accruing loans which are 90 days or more past due and foreclosed real estate.

First Federal's policy generally is to place a loan on non-accrual status when there is reasonable doubt as to the repayment of the loan in accordance with the agreed terms. Generally, delinquency for 90 days or more creates reasonable doubt as to repayment. At the time the loan is placed on non-accrual status, interest previously accrued but not collected is reversed and charged against current earnings. Income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower is able to make periodic interest and principal payments and the loan is no longer delinquent and is returned to accrual status.

Non-performing assets were $844,000, $1,000,000, and $1,240,000 at September 30, 2002, 2001, and 2000, respectively. As a percentage of total loans, non-performing assets continued to be at levels which management considers to be acceptable and commensurate with First Federal's conservative lending policies.

An analysis of the components of non-performing assets, at September 30, 2002, 2001, and 2000 is presented in the following table:

	At September 30,		
	2002	2001	2000
	(Dollars in thousands)		
Loans accounted for on a non-accrual basis:			
Real estate mortgage loans	$ 762	$ 735	$ 1,039
All other loans	2	7	25
Total	764	742	1,064
Accruing loans which are past due 90 days or more:			
Real estate mortgage loans	-	-	-
All other loans	-	-	-
Total	-	-	-
Total of non-accrual and 90 days past due loans	764	742	1,064
Foreclosed real estate (net of related loss provisions)	80	258	176
Total non-performing assets	844	$ 1,000	$ 1,240
Non-accrual and 90 days past due loans as a percent of total loans	0.82%	0.73%	0.98%
Non-performing assets as a percent of total loans	0.91%	0.99%	1.14%
Total loans outstanding	$ 92,985	$101,135	$108,354

Management regularly reviews and monitors the loan portfolio in an effort to identify borrowers experiencing financial difficulties, but such measures are subject to uncertainties that cannot be predicted.

Deposits

Total deposits decreased in fiscal 2002 by $2,572,000 (2.6%), to $96,483,000, and decreased in fiscal 2001 by $6,307,000 (6.0%), to $99,055,000. In fiscal 2000, total deposits decreased by $9,359,000 (8.1%), to $105,363,000. Non interest-bearing demand deposits were $2,850,000, $3,349,000 and $2,991,000, while total interest-bearing deposits were $93,632,000, $95,706,000 and $102,371,000 at September 30, 2002, 2001 and 2000, respectively.

First Federal's deposit mix, at September 30, 2002, changed when compared to that at September 30, 2001. NOW accounts increased $805,000 (8.5%), while money-market demand accounts increased $61,000 (15.0%). Certificates of deposit, other than jumbo certificates of deposit, which are certificates of deposit greater than or equal to $100,000 with specially negotiated rates ("Jumbos"), decreased $3,918,000 (5.8%). Non-interest bearing demand deposits decreased by $499,000 (14.9%). During 2002, certificates of deposit, excluding Jumbos, comprised approximately 65.7% of total deposits, while low cost funds, including NOW accounts, money market demand accounts, and passbook savings accounts, made up 26.7% of First Federal's total deposits. Jumbos comprised 7.6% of total deposits at September 30, 2002.

The composition of total deposits for the last three fiscal years is presented in the following table:

	September 30,					
	2002		2001		2000	
	Amount	Percent change from prior year-end	Amount	Percent change from prior year-end	Amount	Percent change from prior year-end
	(Dollars in thousands)					
Non-interest bearing demand deposits	$ 2,850	(14.90)%	$ 3,349	11.97%	$ 2,991	(22.07)%
Interest bearing deposits:						
NOW accounts	10,295	8.48 %	9,490	(2.46)%	9,729	(19.79)%
Money market demand	468	14.99 %	407	(35.60)%	632	9.53 %
Passbook savings	12,149	8.88 %	11,158	(5.39)%	11,794	(12.12)%
CDs other than Jumbos	63,346	(5.82)%	67,265	(6.05)%	71,592	(11.01)%
Jumbos	7,374	(.18)%	7,387	(14.34)%	8,624	100.14 %
Total interest bearing deposits	93,632	(2.17)%	95,707	(6.51)%	102,371	(7.68)%
Total deposits	$96,483	(2.60)%	$99,056	(5.99)%	$105,363	(8.16)%

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The following tables set forth the distribution of First Federal's deposit accounts, at the dates indicated and the weighted average nominal interest rates on each category of deposits presented, based on average balances:

		At September 30, 2002			
Interest Rate	Term	Category	Minimum	Balance	Percentage of Total Balances
		(Dollars in thousands, except minimum balance)			
0.00%	None	Non-interest bearing demand	$ 50	$ 2,850	2.95%
1.00%	None	NOW accounts	250	10,156	10.53%
1.00%	None	Non-profit	100	141	.15%
1.00%	None	Money market checking	50	467	.48%
1.00%	None	Statement savings	50	12,149	12.59%
1.25%	3 months	Fixed-term fixed rate certificate	250	230	.24%
2.75%	6 months	Fixed-term fixed rate certificate	250	10,239	10.61%
3.20%	12 months	Fixed-term fixed rate certificate	250	17,596	18.24%
2.85%	18 months	Fixed-term fixed rate certificate	250	4,393	4.55%
2.85%	18 mth Roth IRA	Fixed-term fixed rate certificate	250	92	.10%
2.85%	18 mth IRA	Fixed-term fixed rate certificate	250	13,293	13.78%
4.50%	60 mth IRA	Fixed-term fixed rate certificate	250	1,135	1.18%
3.00%	30 months	Fixed-term fixed rate certificate	250	11,612	12.04%
3.50%	4 year	Fixed-term fixed rate certificate	1,500	479	.50%
4.50%	5 year	Fixed-term fixed rate certificate	1,500	4,277	4.43%
4.36%	Jumbo	Fixed-term fixed rate certificate	100,000	7,374	7.64%
				$ 96,483	100.00%

		At September 30, 2001			
Interest Rate	Term	Category	Minimum	Balance	Percentage of Total Balances
		(Dollars in thousands, except minimum balance)			
0.00%	None	Non-interest bearing demand	$ 50	$ 3,349	3.38%
1.50%	None	NOW accounts	250	9,385	9.48%
1.50%	None	Non-profit	100	105	.11%
1.50%	None	Money market checking	50	407	.41%
1.80%	None	Statement savings	50	11,158	11.26%
3.00%	3 months	Fixed-term fixed rate certificate	250	377	.38%
3.50%	6 months	Fixed-term fixed rate certificate	250	10,966	11.07%
3.75%	12 months	Fixed-term fixed rate certificate	250	17,227	17.39%
4.00%	18 months	Fixed-term fixed rate certificate	250	5,650	5.70%
4.00%	IRA	Fixed-term fixed rate certificate	250	14,777	14.92%
4.25%	30 months	Fixed-term fixed rate certificate	250	14,702	14.84%
4.50%	4 year	Fixed-term fixed rate certificate	1,500	731	.74%
4.75%	5 year	Fixed-term fixed rate certificate	1,500	2,835	2.86%
7.00%	Jumbo	Fixed-term fixed rate certificate	100,000	7,387	7.46%
				$ 99,056	100.00%

The following table provides information about the average balances of interest-bearing demand deposits and time deposits, for the periods indicated, based upon average balances:

	Year ended September 30,					
	2002		2001		2000	
	(Dollars in thousands)					
	Interest bearing demand deposits	Time Deposits	Interest bearing demand deposits	Time deposits	Interest bearing demand deposits	Time deposits
Average balance	$ 22,981	$ 72,382	$ 21,725	$ 79,803	$ 23,277	$ 81,811
Average rate	1.41%	4.38%	1.83%	5.34%	1.80%	5.76%

The following table presents changes in deposits for the periods indicated:

	Year ended September 30,			
	2002	2001	2000	1999
	(Dollars in thousands)			
Opening balance	$ 99,056	$ 105,363	$114,722	$123,884
Deposits acquired in Chilton County Acquisition	-	-	-	-
Net deposits (withdrawals)	(5,475)	(9,864)	(12,623)	(13,168)
Interest credited on deposits	2,902	3,557	3,264	4,006
Ending balance	$ 96,483	$ 99,056	$105,363	$114,722
Total decrease (increase) in deposits	$ (2,573)	$ (6,307)	$ (9,359)	$ (9,162)
Percentage decrease (increase)	(2.60)%	(5.99)%	(8.16)%	(7.40)%

The following table presents, by various interest rate categories, the amount of certificate accounts outstanding at the end of the last three fiscal years:

	Year ended September 30,		
Interest Rate	2002	2001	2000
	(Dollars in thousands)		
0.00 - 1.99%	$ 2,775	$ -	$ -
2.00 - 2.99%	22,060	-	-
3.00 - 3.99%	18,771	7,077	373
4.00 - 4.99%	11,694	25,368	9,489
5.00 - 5.99%	3,922	9,623	34,239
6.00 - 6.99%	5,471	22,998	24,581
7.00 - 7.99%	6,028	9,585	11,535
Total	$ 70,721	$ 74,651	$ 80,217

At September 30, 2002, First Federal had approximately $70.7 million outstanding in certificate accounts that mature as follows:

	Amount due						
	Less than one year	One to two years	Two to three years	Three to Four years	Four to five years	Thereafter	Total
	(Dollars in thousands)						
Interest Rate							
0.00 - 1.99%	$ 342	$ -	$ 2,433	$ -	$ -	$ -	$ 2,775
2.00 - 2.99%	18,312	3,661	-	-	87	-	22,060
3.00 - 3.99%	14,933	2,829	990	19	-	-	18,771
4.00 - 4.99%	8,391	2,057	429	43	774	-	11,694
5.00 - 5.99%	1,389	245	22	449	1,816	-	3,921
6.00 - 6.99%	4,836	108	265	263	-	-	5,472
7.00 - 7.99%	1,951	41	3,453	583	-	-	6,028
Total	$ 50,154	$ 8,941	$ 7,592	$ 1,357	$ 2,677	$ -	$ 70,721

As of September 30, 2002, certificates of deposit, other than Jumbos, mature as follows:

	Amount due					
	Less than one year	One to two years	Two to three years	Three to Four years	Four to five years	Total
	(Dollars in thousands)					
Interest Rate						
0.00 - 1.99%	$ 230	$ -	$ -	$ -	$ -	$ 230
2.00 - 2.99%	17,888	3,661	-	-	87	21,636
3.00 - 3.99%	14,081	2,629	990	19	-	17,719
4.00 - 4.99%	8,291	2,057	429	43	774	11,594
5.00 - 5.99%	1,389	245	22	449	1,716	3,821
6.00 - 6.99%	4,735	108	265	263	-	5,371
7.00 - 7.99%	1,601	41	1,114	219	-	2,975
Total	$ 48,215	$ 8,741	$ 2,820	$ 993	$ 2,577	$ 63,346

As of September 30, 2002, Jumbos mature as follows:

	Amount due					
	Less than one year	One to two years	Two to three years	Three to Four years	Four to five years	Total
	(Dollars in thousands)					
Interest Rate						
0.00 - 1.99%	$ 112	$ -	$ 2,433	$ -	$ -	$ 2,545
2.00 - 2.99%	424	-	-	-	-	424
3.00 - 3.99%	852	200	-	-	-	1,052
4.00 - 4.99%	100	-	-	-	-	100
5.00 - 5.99%	-	-	-	-	100	100
6.00 - 6.99%	100	-	-	-	-	100
7.00 - 7.99%	350	-	2,339	364	-	3,053
Total	$ 1,938	$ 200	$ 4,772	$ 364	$ 100	$ 7,374

The following table presents the maturities of certificates of deposit, as of September 30, 2002, 2001 and 2000:

	Maturities of Time Deposits September 30,		
	2002	2001	2000
	(Dollars in thousands)		
Three months or less	$ 13,824	$ 12,281	$ 15,541
After three within six months	16,557	15,765	18,979
After six within twelve months	19,772	20,984	27,015
One year to two years	8,941	16,138	11,418
Two years to three years	7,593	2,219	3,943
Three years to four years	1,357	6,060	389
Four years to five years	2,677	1,204	2,932
Total	$ 70,721	$ 74,651	$ 80,217
Weighted average rate on all certificates of deposit at period-end	3.74%	5.34%	5.76%

Short-Term Borrowings

SouthFirst has a line of credit of up to $2,500,000 which bears interest at the prime lending rate. Accrued interest on the unpaid balance of the principal is due monthly and continuing until June 2003, at which time the entire unpaid balance, along with any unpaid accrued interest, is due. At September 30, 2002, the prime lending rate was 4.75%, and the outstanding balance on the line of credit was $698,861.

SouthFirst paid off a previous line of credit with Regions Bank, of up to $4,000,000, earlier in fiscal 2002.

Borrowings also include borrowings from the FHLB of Atlanta. The balances outstanding at September 30, 2002, and September 30, 2001 were $24,340,000 and $32,250,000, respectively. These balances included advances with both fixed and variable interest rates, which averaged 4.09% and 4.43% at September 30, 2002 and September 30, 2001, respectively.

First Federal also has short term borrowings through reverse repurchase agreements with Morgan Keegan. As of September 30, 2002, the balance outstanding on these was $4,018,750, with an average rate of 1.87%.

Capital Resources

Stockholders' Equity

SouthFirst's consolidated stockholders' equity was $13,878,000 and $14,282,000 at September 30, 2002 and September 30, 2001, respectively. The 2002 decrease was due primarily to the repurchase, by SouthFirst, of shares of its Common Stock, in the amount of $759,000, pursuant to its previously announced stock repurchase program. The 2002 decrease was partially offset by the change in "accumulated other comprehensive income," in the amount of $63,000, resulting from the increase in unrealized holding gains on available-for-sale securities, and by net income from operations in the amount of $671,000.

During 2002, cash dividends of $497,345, or $0.60 per share, were declared on SouthFirst Common Stock. During 2001, cash dividends of $554,051, or $0.60 per share, were declared. During 2000, cash dividends of $557,446, or $0.60 per share, were declared. Management believes that a strong capital position is vital to the continued profitability of First Federal and SouthFirst and provides a foundation for future growth, as well as promoting depositor and investor confidence.

The following table provides certain financial ratios for SouthFirst, as of the end of the most recent three fiscal years:

	Equity and Asset Ratios		
	September 30,		
	2002	2001	2000
Return on average assets	0.47%	(0.27)%	0.59%
Return on average stockholder's equity	4.89%	(2.82)%	6.70%
Common dividend payout ratio	74.14%	N/A	57.98%
Average stockholders' equity to average assets ratio	9.52%	9.61%	8.82%
Net Income (Loss)	$ 670,805	$ (422,093)	$ 961,492
Average Assets	144,248,358	155,999,236	162,741,763
Average Equity	13,729,739	14,992,282	14,355,955
Cash Dividends Paid	497,345	554,051	557,446

Capital

The regulations of the OTS provide the capital requirements applicable to thrifts, including First Federal, and the consequences for failing to comply with such standards (as amended from time to time, the "OTS Capital Regulations"). The regulatory capital standards contained in the OTS Capital Regulations include (i) a core capital requirement, (ii) a tangible capital requirement, and (iii) a risk-based capital requirement and identity certain minimum regulatory capital requirements, including a tangible capital ratio equal to 1.50% of adjusted total assets, a core capital ratio equal to 4.0% of adjusted total assets, and a minimum risk-based capital ratio of 8.0% of risk-weighted assets. As shown in the following table, First Federal was in compliance with these regulatory capital requirements, at September 30, 2002 and September 30, 2001.

[table on following page]

	At September 30, 2002			At September 30, 2001		
	Tangible Capital	Core Capital	Risk-based Capital	Tangible Capital	Core Capital	Risk-based Capital
Capital	$ 14,606,000	$ 14,606,000	$ 14,606,000	$ 14,883,000	$ 14,883,000	$ 14,883,000
Adjustments:						
General valuation allowance	-	-	361,000	-	-	852,000
Goodwill	(511,000)	(511,000)	(511,000)	(562,000)	(562,000)	(562,000)
Unrealized Gains	(479,000)	(479,000)	(479,000)	(418,000)	(418,000)	(418,000)
Regulatory capital	13,616,000	13,616,000	13,977,000	13,903,000	13,903,000	14,755,000
Regulatory asset base	140,500,000	140,500,000	87,853,000	150,798,000	150,798,000	92,155,000
Capital ratio	9.69%	9.69%	15.91%	9.28%	9.28%	16.01%
Minimum required ratio	1.50%	4.00%	8.00%	1.50%	4.00%	8.00%
Capital ratio required for "well-capitalized" designation	-	5.00%	10.00%	-	5.00%	10.00%

Liquidity

First Federal

Liquidity is a bank's ability to convert assets into cash equivalents in order to meet daily cash flow requirements, primarily for deposit withdrawals, loan demand, and maturing liabilities. Without proper management, First Federal could experience higher costs of obtaining funds due to insufficient liquidity. On the other hand, excessive liquidity could lead to a decline in earnings due to the cost of foregoing alternative higher-yielding investment opportunities.

Asset liquidity is provided primarily through the repayment and maturity of investment securities, and the sale and repayment of loans.

Sources of liability liquidity include customer deposits and participation in the FHLB advance program. Although deposit growth historically has been a primary source of liquidity, such balances may be influenced by changes in the banking industry, interest rates available on other investments, general economic conditions, competition and other factors. FHLB advances include both fixed and variable terms and are taken out with varying maturities. First Federal can borrow an amount equal to 50% of its mortgage loans which are backed by one-to-four family residential properties. At September 30, 2002, First Federal had credit available, net of advances drawn down, of approximately $2 million. First Federal has drawn down such advances in order to fund dividend payments to stockholders and to pay various holding company expenses.

On a consolidated basis, net cash provided (used) by operating activities in fiscal 2002 was $(2,529,000), a $3,163,000 decrease from 2001. The $15,101,000 in net cash provided by investing activities during 2002 consisted primarily of a $8,442,000 decrease in loan funding activities. Net cash decreased from the purchase of investment securities available for sale to $15,573,000, from $7,054,000 in 2001. Cash provided by calls and maturities of investment securities available for sale increased to $3,559,000, from $1,755,000, while cash provided from the sale of investment securities available for sale increased to $18,598,000, from $9,696,000 in 2001. The $10,470,000 in net cash used by financing activities resulted from a decrease of $3,930,000 in certificates of deposit, while demand accounts increased $1,358,000. Borrowed funds decreased $6,547,000; payments for common stock dividends totaled $463,000; and the acquisition of treasury stock totaled $759,000.

First Federal's "liquidity ratio" (as defined under the previous OTS Liquidity Regulations) at September 30, 2002 was 24.74%, and at September 30, 2001 was 25.29%. Liquidity levels may be increased or decreased depending upon the yields on investment alternatives, management's expectations with respect to the level of yield that will be available in the future, and management's projections as to the short-term demand for funds to be used in loan origination. First Federal is subject to certain regulatory limitations with respect to the payment of dividends to SouthFirst. First Federal paid $1,100,000 and $771,900 to SouthFirst during 2002 and 2001, respectively.

SouthFirst

SouthFirst also requires cash for various purposes including servicing debt, paying dividends to stockholders and paying general corporate expenses. The primary source of funds for SouthFirst is dividends from First Federal. First Federal's capital levels meet the requirements of the OTS Capital Regulations for classification as a "well-capitalized" institution and, thereby, enable First Federal to pay dividends to SouthFirst. In addition to dividends, SouthFirst has access to various capital markets and other sources of borrowings including a line of credit in the amount of $2,500,000, from First Commercial Bank in Birmingham, Alabama. The line of credit is renewable annually and is secured by all of the issued and outstanding shares of First Federal, pledged by SouthFirst. SouthFirst, at September 30, 2002, has drawn $699,000 against the line of credit.

SouthFirst retained $3,624,000 of the net proceeds from the initial public offering of Common Stock in 1994. Substantially all of those funds have been used to pay dividends (including a special $2.00 per share dividend in 1996) to repurchase SouthFirst Common Stock, to invest in affiliates and to pay general corporate expenses. Accordingly, SouthFirst likely will rely on dividends from First Federal to repay borrowings under its line of credit, which has been used, in part, to pay dividends to stockholders and to repurchase shares of SouthFirst pursuant to the current repurchase program announced by SouthFirst in January 2002, under which, as of December 16, 2002, SouthFirst has repurchased 56,700 shares of the intended repurchase of up to 85,000 shares of Common Stock.

[remainder of page intentiomally left blank]

INDEPENDENT AUDITORS' REPORT

Jones & Kirkpatrick, P.C
Certified Public Accountant
Suite 100
300 Union Hill Drive
Birmingham, AL 35209
Telephone: (205) 870-8824
Facsimile: (205) 870-8827

George H. Jones III, CPA
Richard E. Kirkpatrick, CPA
Karen M. Hornback, CPA
Jennifer V. Segers, CPA
Jennifer E. Saunders, CPA

November 19, 2002

Board of Directors
SouthFirst Bancshares, Inc.
Sylacauga, Alabama

We have audited the accompanying consolidated statements of financial condition of SouthFirst Bancshares, Inc. and subsidiaries (the Company) as of September 30, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SouthFirst Bancshares, Inc. and subsidiaries as of September 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Jones & Kirkpatrick, P.C.
Certified Public Accountants

SOUTHFIRST BANCSHARES, INC.
AND SUBSIDIARIES

Consolidated Statements of Financial Condition
September 30, 2002 and 2001

	2002	2001
ASSETS		
Cash and cash equivalents	$ 8,122,898	$ 6,020,186
Interest-bearing deposits in other financial institutions	883,262	898,533
Investment securities available for sale, at fair value	26,768,039	33,052,826
Loans receivable, net of allowance for loan losses of $854,013 in 2002 and $1,577,952 in 2001	92,984,822	101,135,388
Loans held for sale at cost (which approximates fair value)	2,292,400	272,350
Foreclosed assets, net	79,983	257,883
Premises and equipment, net	4,867,235	4,765,878
Federal Home Loan Bank stock, at cost	2,229,800	2,229,800
Accrued interest receivable	734,168	960,225
Other assets	2,652,237	1,601,146
Total Assets	$141,614,844	$151,194,215
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits:		
Non-interest bearing	$ 2,849,970	$ 3,349,326
Interest bearing	93,633,292	95,706,254
Total deposits	96,483,262	99,055,580
Advances by borrowers for property taxes and insurance	276,909	404,515
Accrued interest payable	825,850	1,328,183
Borrowed funds	29,057,611	35,605,000
Accrued expenses and other liabilities	1,092,829	518,398
Total liabilities	127,736,461	136,911,676
Stockholders' equity:		
Common stock, $.01 par value, 2,000,000 shares authorized; 989,868 shares issued and 800,911 shares outstanding in 2002; 988,118 shares issued and 861,130 shares outstanding in 2001;	9,996	9,996
Additional paid-in capital	9,819,676	9,814,268
Treasury stock, at cost (183,574 shares in 2002; 116,018 shares in 2001)	(2,407,231)	(1,648,439)
Deferred compensation on common stock employee benefit plans	(324,060)	(383,442)
Shares held in trust, at cost (9,775 shares in 2002 and 11,525 shares in 2001)	(107,161)	(126,411)
Retained earnings	6,457,443	6,249,938
Accumulated other comprehensive income	429,720	366,629
Total stockholders' equity	13,878,383	14,282,539
Commitments and contingencies (Note 14)	-	-
Total Liabilities and Stockholders' equity	$141,614,844	$151,194,215

See accompanying notes to consolidated financial statements.

SOUTHFIRST BANCSHARES, INC.
AND SUBSIDIARIES

Consolidated Statements of Operations
Years Ended September 30, 2002, 2001 and 2000

	2002	2001	2000
Interest and dividend income:			
Interest and fees on loans	$ 6,827,657	$ 8,506,455	$ 9,342,440
Interest and dividend income on investment securities	1,699,535	2,385,413	2,572,742
Total interest and dividend income	8,527,192	10,891,868	11,915,182
Interest expense:			
Interest on deposits	3,490,715	4,977,307	4,858,308
Interest on borrowed funds	1,239,081	2,006,896	2,280,558
Total interest expense	4,729,796	6,984,203	7,138,866
Net interest income	3,797,396	3,907,665	4,776,316
Provision for loan losses (benefit)	(667,650)	857,688	5,572
Net interest income after provision for loan losses	4,465,046	3,049,977	4,770,744
Other income:			
Service charges and other fees	447,728	442,979	440,355
Employee benefit trust and consulting fees	1,172,628	1,128,996	1,087,884
Gain on sale of loans	611,971	393,875	312,024
Gain (loss) on sales and calls of investment securities available-for-sale	236,414	4,267	(4,199)
Gain (loss) on sale of premises and equipment	162	(12,860)	-
Insurance benefits in excess of related compensation costs	186,727	-	-
Equity in net loss of affiliates	-	-	(16,464)
Other	377,824	353,797	279,903
Total other income	3,033,454	2,311,054	2,099,503

(Continued)

See accompanying notes to consolidated financial statements.

SOUTHFIRST BANCSHARES, INC.
AND SUBSIDIARIES

Consolidated Statements of Operations (Continued)
Years Ended September 30, 2002, 2001 and 2000

	2002	2001	2000
Other expenses:			
Compensation and benefits	$ 3,635,805	$ 3,118,111	$ 2,901,364
Net occupancy expense	358,244	344,899	348,875
Furniture and fixtures	459,314	487,760	441,026
Data processing	317,093	331,310	309,196
Office supplies and expenses	420,272	402,568	350,205
Deposit insurance premiums	85,610	64,460	77,649
Legal expenses	404,203	161,752	253,000
Other professional services	286,068	126,083	135,760
Goodwill amortization	53,946	53,945	63,128
Termination agreements	-	560,000	-
Other	386,176	374,491	419,176
Total other expenses	6,406,731	6,025,379	5,299,379
Income (loss) before income taxes	1,091,769	(664,348)	1,570,868
Income tax expense (benefit)	420,964	(242,255)	609,376
Net income (loss)	$ 670,805	$ (422,093)	$ 961,492
Earnings (loss) per share:			
Basic	$ 0.82	$ (0.47)	$ 1.06
Diluted	$ 0.82	$ (0.46)	$ 1.06
Weighted average shares outstanding:			
Basic	819,260	903,849	908,020
Diluted	822,631	907,765	908,020

See accompanying notes to consolidated financial statements.

SOUTHFIRST BANCSHARES, INC.
AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity
Years Ended September 30, 2002, 2001 and 2000

	Common Stock	Additional Paid-in Capital	Retained Earnings	Deferred Compensation on Common Stock Employee Benefit Plans	Shares Held in Trust	Treasury Stock	Accumulated Other Compre-hensive Income (Loss)	Total
Balance - September 30, 1999	$ 9,996	$9,851,981	$6,740,051	$ (623,224)	$ -	$(1,129,738)	$ (496,877)	$14,352,189
Comprehensive Income:								
Net income	-	-	961,492	-	-	-	-	961,492
Change in net unrealized gain (loss) on available-for-sale securities, net of reclassification adjustments and tax effect	-	-	-	-	-	-	13,875	13,875
Total comprehensive income								975,367
Release of unallocated ESOP shares	-	(896)	-	63,990	-	-	-	63,094
Acquisition of ESOP shares	-	-	-	(12,404)	-	-	-	(12,404)
Vesting of shares on Management Recognition Plans	-	(15,733)	-	69,411	-	-	-	53,678
Vesting of deferred compensation shares	-	-	-	19,902	-	-	-	19,902
Acquisition of Treasury stock	-	-	-	-	-	(11,043)	-	(11,043)
Cash dividends declared ($ .60/share)	-	-	(515,299)	-	-	-	-	(515,299)
Balance - September 30, 2000	9,996	9,835,352	7,186,244	(482,325)	-	(1,140,781)	(483,002)	14,925,484
Comprehensive Income:								
Net income (loss)	-	-	(422,093)	-	-	-	-	(422,093)
Change in net unrealized gain (loss) on available-for-sale securities, net of reclassification adjustments and tax effect	-	-	-	-	-	-	849,631	849,631
Total comprehensive income								427,538
Release of unallocated ESOP shares	-	4,654	-	63,760	-	-	-	68,414
Acquisition of ESOP shares	-	-	-	(15,925)	-	-	-	(15,925)
Vesting of shares on Management Recognition Plans		(25,738)	-	31,146	-	-	-	5,408
Acquisition of Management Recognition Plan shares	-	-	-	-	(126,411)	-	-	(126,411)
Vesting of deferred compensation shares	-	-	-	19,902	-	-	-	19,902
Acquisition of Treasury stock	-	-	-	-	-	(507,658)	-	(507,658)
Cash dividends declared ($ .60/share)	-	-	(514,213)	-	-	-	-	(514,213)
Balance - September 30, 2001	9,996	9,814,268	6,249,938	(383,442)	(126,411)	(1,648,439)	366,629	14,282,539

(Continued)

See accompanying notes to consolidated financial statements.

SOUTHFIRST BANCSHARES, INC.
AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity (Continued)
Years Ended September 30, 2002, 2001 and 2000

	Common Stock	Additional Paid-in Capital	Retained Earnings	Deferred Compensation on Common Stock Employee Benefit Plans	Shares Held in Trust	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance - September 30, 2001	$ 9,996	$9,814,268	$ 6,249,938	$ (383,442)	$ (126,411)	$ (1,648,439)	$ 366,629	$ 14,282,539
Comprehensive Income:								
Net income	-	-	670,805	-	-	-		670,805
Change in net unrealized gain (loss) on available-for-sale securities, net of reclassification adjustments and tax effect	-	-	-	-	-	-	63,091	63,091
Total comprehensive income								733,896
Release of unallocated ESOP shares	-	5,419	-	55,871	-	-	-	61,290
Acquisition of ESOP shares	-	-	-	(188)	-	-	-	(188)
Vesting of shares on Management Recognition Plans	-	(11)	-	3,047	-	-	-	3,036
Issue of Management Recognition Plan shares	-	-	-	(19,250)	19,250	-	-	-
Vesting of deferred compensation shares	-	-	-	19,902	-	-	-	19,902
Acquisition of Treasury stock	-	-	-	-	-	(758,792)	-	(758,792)
Cash dividends declared ($ .60/share)	-	-	(463,300)	-	-	-	-	(463,300)
Balance - September 30, 2002	$ 9,996	$9,819,676	$ 6,457,443	$ (324,060)	$ (107,161)	$ (2,407,231)	$ 429,720	$ 13,878,383

See accompanying notes to consolidated financial statements.

SOUTHFIRST BANCSHARES, INC.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Years Ended September 30, 2002, 2001 and 2000

	2002	2001	2000
OPERATING ACTIVITIES			
Net income (loss)	$ 670,805	$ (422,093)	$ 961,492
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Provision for loan losses (benefit)	(667,650)	857,688	5,572
Depreciation and amortization	406,184	419,254	422,789
Equity in loss of unconsolidated affiliates	-	-	16,464
Proceeds from sales of loans	27,159,678	19,731,460	15,092,258
Loans originated for sale	(28,567,757)	(19,428,273)	(14,251,762)
Gain on sale of loans	(611,971)	(393,875)	(312,024)
(Gain) loss on sale of premises and equipment	(162)	11,511	-
(Gain) loss on sale of foreclosed assets	41,566	7,437	(20,947)
Compensation expense on ESOP and MRPs	84,228	82,681	136,674
(Gain) loss on sale of investment securities available-for-sale	(236,414)	(4,267)	4,199
Net amortization of premium on investment securities	38,126	21,916	13,746
(Increase) decrease in accrued interest receivable	226,057	223,260	(165,456)
(Increase) decrease in other assets	(1,105,037)	(247,340)	(73,068)
Increase (decrease) in accrued interest payable	(502,333)	(74,822)	268,989
Increase (decrease) in accrued expenses and other liabilities	535,771	(150,316)	(913,573)
Net cash provided (used) by operating activities	(2,528,909)	634,221	1,185,353
INVESTING ACTIVITIES			
Net change in interest-bearing deposits in other financial institutions	15,271	838,566	(743,391)
Proceeds from calls and maturities of investment securities held-to-maturity	-	-	28,783
Proceeds from calls and maturities of investment securities available-for-sale	3,559,206	1,754,784	1,550,119
Proceeds from sales of investment securities available-for-sale	18,598,208	9,696,496	1,007,841
Purchase of investment securities available-for-sale	(15,572,588)	(7,054,375)	(1,567,544)
Net (increase) decrease in loans	8,441,922	5,683,933	(2,453,697)
Proceeds from sale of premises and equipment	10,095	15,000	-
Purchase of premises and equipment	(463,528)	(165,437)	(173,688)
Proceeds from sale of foreclosed real estate	512,628	586,944	820,638
Net cash provided (used) by investing activities	15,101,214	11,355,911	(1,530,939)

(Continued)

See accompanying notes to consolidated financial statements.

SOUTHFIRST BANCSHARES, INC.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)
Years Ended September 30, 2002, 2001 and 2000

	2002	2001	2000
FINANCING ACTIVITIES			
Net increase (decrease) in demand accounts and savings accounts	$ 1,358,136	$ (771,750)	$ (4,818,176)
Net increase (decrease) in certificates of deposit	(3,930,454)	(5,535,771)	(4,540,599)
Proceeds from borrowed funds	32,091,611	31,400,000	56,107,709
Repayment of borrowed funds	(38,639,000)	(34,684,068)	(46,022,709)
Cash dividends paid	(463,300)	(514,213)	(515,299)
Acquisition of ESOP and MRP shares	(188)	(131,292)	(12,404)
Acquisition of treasury stock	(758,792)	(507,658)	(11,043)
(Increase) decrease in advances by borrowers for property taxes and insurance	(127,606)	107,511	(144,176)
Net cash provided (used) by financing activities	(10,469,593)	(10,637,241)	43,303
Increase (decrease) in cash and cash equivalents	2,102,712	1,352,891	(302,283)
Cash and cash equivalents - beginning of year	6,020,186	4,667,295	4,969,578
Cash and cash equivalents - end of year	$ 8,122,898	$ 6,020,186	$ 4,667,295
Supplemental information on cash payments:			
Interest paid	$ 5,232,129	$ 7,059,025	$ 6,869,877
Income taxes paid	$ 31,857	$ 360,107	$ 1,418,194
Supplemental information on non-cash transactions:			
Change in net unrealized gain on investment securities available-for-sale, net of deferred taxes	$ 63,091	$ 849,631	$ 13,875
Real estate owned, obtained through foreclosure	$ 376,294	$ 676,764	$ 406,833

See accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of SouthFirst Bancshares, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Basis of Presentation – The accompanying consolidated financial statements include the accounts of SouthFirst Bancshares, Inc. (the Corporation) and its wholly-owned subsidiaries, First Federal of the South (the Bank) (a wholly-owned subsidiary of SouthFirst Bancshares, Inc.), Pension & Benefit Trust Company (a wholly-owned subsidiary of First Federal of the South, which is an employee benefits consulting company), SouthFirst Mortgage, Inc. (a wholly-owned subsidiary of First Federal of the South) and SouthFirst Financial Services, Inc. (a wholly-owned subsidiary of SouthFirst Bancshares, Inc.), collectively as the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

Business – The Company provides a full range of banking services to individual and corporate customers in its primary market area of the cities of Sylacauga, Clanton, Talladega and Centreville in the state of Alabama, and provides lending services in Birmingham, Alabama. The Company is subject to competition from other financial institutions. The Company is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

Use of Estimates – The accounting principles and reporting policies of the Company, and the methods of applying these principles, conform with generally accepted accounting principles and with general practice within the savings and loan industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for properties collateralizing significant troubled loans.

(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant Group Concentrations of Credit Risk – A substantial portion of the Company's loans are secured by real estate in the Company's primary market area. Note 3 discusses the types of lending that the Company engages in. The Company does not have any significant concentration to any one industry or customer.

Cash and Cash Equivalents – For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from other depository institutions.

Interest-bearing Deposits in Other Financial Institutions – Interest-bearing deposits in other financial institutions mature within one year and are carried at cost.

Investment Securities – The Company classifies its investments in one of the following three categories: (i) held-to-maturity securities, (ii) securities available for sale, and (iii) trading account securities. Investment securities held to maturity represent securities which management has the intent and ability to hold to maturity. These securities are reported at cost adjusted for amortization of premiums and accretion of discounts using the interest method. Investment securities available for sale represent securities which management may decide to sell prior to maturity for liquidity, tax planning or other valid business purposes. Available-for-sale securities are reported at fair value with any unrealized gains or losses excluded from earnings and reflected as a net amount in a separate component of stockholders' equity until realized. Trading account securities represent securities which management has purchased and is holding principally for the purpose of selling in the near term. Trading account securities are reported at fair value with any unrealized gains or losses included in earnings.

Declines in fair value of investment securities (available for sale or held to maturity) that are considered other than temporary are charged to securities losses, reducing the carrying value of such securities. Gains or losses on the sale of investment securities are recorded on the trade date and are determined using the specific identification method and are shown separately in non-interest income in the consolidated statements of operations. No securities were classified as trading account securities as of September 30, 2002 or 2001.

The stock of the Federal Home Loan Bank has no quoted fair value and no ready market exists. The investment in the stock is required of insured institutions that utilize the services of the Federal Home Loan Bank. The Federal Home Loan Bank will purchase the stock at its cost basis from the Company in the event the Company ceases to utilize the services of the Federal Home Loan Bank. (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans – The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout the Company's primary market area. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Credit card loans and other personal loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses – The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for loan losses and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Loan Origination Fees, Premiums and Discounts on Loans, Mortgage-Backed Securities and Collateralized Mortgage Obligations – Loan origination fees and certain direct loan origination costs are deferred and recognized over the lives of the related loans as an adjustment of the loan yields using the interest method. Premiums or discounts on loans, mortgage-backed securities, and collateralized mortgage obligations are amortized over the estimated lives of the related mortgage loans, adjusted for prepayments, using a method approximating the interest method. Premiums and discounts on loans, mortgage-backed securities, and collateralized mortgage obligations were insignificant at September 30, 2002.

Loans Held for Sale – Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Gains or losses on loan sales are recognized at the time of sale and are determined by the difference between net sales proceeds and the carrying value of the loans sold.

Foreclosed Assets – Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Cost related to the development and improvement of property are capitalized, where as costs relating to the holding of the property are expensed.

(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Banking Premises and Equipment – Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets.

Income Taxes – The Company provides for income taxes based upon pretax income, adjusted for permanent differences between reported and taxable earnings. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

Advertising – Advertising costs are charged to operations when incurred. Advertising expense was $59,431, $30,987 and $35,508 for the years ended September 30, 2002, 2001 and 2000, respectively.

Earnings per Share – Basic earnings per share of common stock has been computed on the basis of the weighted-average number of shares of common stock outstanding. Fully diluted earnings per share reflects the potential dilution that could occur if the Company's outstanding options to acquire common stock were exercised. The exercise of these options accounts for the differences between basic and diluted weighted average shares outstanding. Options on 60,834 and 104,774 shares in 2002 and 2001, respectively, of common stock were not included in computed diluted earnings per share because their effects were antidilutive.

Reclassification - Certain amounts in the financial statements presented have been reclassified from amounts previously reported in order to be comparable between years. These reclassifications have no effect on previously reported stockholders' equity or net income during the periods involved.

Comprehensive Income – Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The components of other comprehensive income and related tax effects are as follows:

	2002	2001	2000
Unrealized holding gains on available-for-sale securities arising during the period	$ 338,161	$ 1,374,640	$ 18,185
Reclassification adjustment for losses (gains) realized in income	(236,414)	(4,267)	4,199
Net unrealized gains	101,747	1,370,373	22,384
Tax effect	(38,656)	(520,742)	(8,509)
Net-of-tax amount	$ 63,091	$ 849,631	$ 13,875

New Accounting Pronouncements - In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, and SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead an entity must perform an assessment of whether goodwill is impaired as of the date of adoption and test for impairment at least annually in accordance with the provisions of the Statement. The new standard will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or the normal operation of a long-lived asset, except for certain obligations of lessees.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets.

(Continued)

1. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> (Continued)

SFAS Nos. 142, 143 and 144 are required to be adopted October 1, 2002. The Company does not anticipate that these statements will have a material impact on its financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities. The statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and that such liability be measured initially at fair value, whereas prior guidance required the liability be recognized at the date of an entity's commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged.

In October 2002, the FASB issued SFAS No. 147, *Acquisitions of Certain Financial Institutions*. SFAS No. 147 provides guidance on the application of the purchase method to acquisitions of financial institutions. In addition, SFAS No. 147 amends SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, to include in its scope long-term customer relationship intangible assets of financial institutions. SFAS No. 147 is effective for acquisitions for which the date of acquisition is on or after October 1, 2002.

2. INVESTMENT SECURITIES

Debt and equity securities have been classified in the consolidated statements of financial condition according to management's intent. The carrying amount of securities and their approximate fair value at September 30 were as follows:

Available-for-Sale Securities	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
September 30, 2002:				
U.S. Government agency	$ 9,507,187	$ 367,281	$ 7,229	$ 9,867,239
Collateral mortgage obligations (CMO's)	5,140,557	11,474	36,746	5,115,285
Mortgage-backed securities	11,239,597	439,574	138	11,679,033
Corporate obligations	100,000	-	1,918	98,082
Other common stock	87,610	-	79,210	8,400
	$ 26,074,951	$ 818,329	$ 125,241	$ 26,768,039
September 30, 2001:				
U.S. Government agency	$ 9,259,763	$ 332,304	$ 2,106	$ 9,589,961
Collateral mortgage obligations (CMO's)	13,485,346	49,477	40,416	13,494,407
Mortgage-backed securities	8,775,995	352,720	1,473	9,127,242
Other common stock	790,385	-	83,485	706,900
Other equity securities	150,000	-	15,684	134,316
	$ 32,461,489	$ 734,501	$ 143,164	$ 33,052,826

(Continued)

2. INVESTMENT SECURITIES (Continued)

The Company sold securities available-for-sale for total proceeds of $18,598,208, $9,696,496 and $1,007,841, resulting in gross realized gains (losses) of $236,414, $4,267 and $(4,199) in 2002, 2001 and 2000, respectively.

The scheduled maturities at September 30, 2002 of securities (other than equity securities) available-for-sale by contractual maturity are shown below. Expected maturities will differ from contractual maturities because the borrower may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-Sale	
	Amortized Cost	Fair Value
Due in one year or less	$ 90,690	$ 88,073
Due from one to five years	2,023,237	2,068,591
Due from five to ten years	4,679,349	4,824,208
Due after ten years	19,194,065	19,778,767
	$ 25,987,341	$ 26,759,639

Investment securities available-for-sale with a carrying amount of approximately $4,736,000 and $5,009,000 at September 30, 2002 and 2001, respectively, were pledged to secure public deposits as required by law and for other purposes required or permitted by law.

3. LOANS

Loans consisted of the following at September 30, 2002 and 2001:

	2002	2001
Real estate mortgage loans:		
First mortgage loans:		
Single family residential	$ 44,346,682	$ 51,082,708
Multi-family and commercial real estate	13,489,827	14,205,090
Second mortgage loans	9,665,096	7,592,494
1-4 family construction loans	21,698,381	25,378,016
Savings account loans	1,190,189	1,144,123
Installment loans	3,598,408	3,506,035
	93,988,583	102,908,466
Deduct:		
Deferred loan fees	148,893	187,501
Undisbursed portion of loans in process	855	7,625
Allowance for loan losses	854,013	1,577,952
	1,003,761	1,773,078
Total loans receivable – net	$ 92,984,822	$101,135,388

Activity in the allowance for loan losses was as follows for the years ended September 30, 2002, 2001 and 2000:

	2002	2001	2000
Beginning balance	$1,577,952	$700,620	$851,915
Provision (benefit) charged to income	(667,650)	857,688	5,572
Recovery of amounts charged off in prior years	22,585	67,606	35,221
Loans charged off	(78,874)	(47,962)	(192,088)
Ending balance	$854,013	$1,577,952	$700,620

(Continued)

3. LOANS (Continued)

The following is a summary of information pertaining to impaired loans:

	September 30,	
	2002	2001
Impaired loans without a valuation allowance	$ -	$ -
Impaired loans with a valuation allowance	873,633	647,720
Total impaired loans	$ 873,633	$ 647,720
Valuation allowance related to impaired loans	$ 495,296	$ 647,720

	Years Ended September 30,		
	2002	2001	2000
Average investment in impaired loans	$ 890,066	$ 53,939	$ 4,771
Interest income recognized on impaired loans	65,022	-	373
Interest income recognized on a cash basis on impaired loans	61,994	-	373

Interest on impaired loans is generally recorded on a "cash basis" and is included in earnings only when actually received in cash. No additional funds are committed to be advanced in connection with impaired loans.

At September 30, 2002 and 2001, the total recorded investment in loans on non-accrual amounted to approximately $764,000 and $834,000, respectively, and the total recorded investment in loans past due ninety days or more and still accruing interest was $0 for each year.

4. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows at September 30, 2002 and 2001:

	2002	2001
Land	$ 1,848,059	$ 1,848,059
Buildings and improvements	3,303,397	3,261,683
Furniture, fixtures and equipment	1,204,508	961,905
Automobiles	220,601	167,307
	6,576,565	6,238,954
Less: Accumulated depreciation	1,709,330	1,473,076
Premises and equipment, net	$ 4,867,235	$ 4,765,878

Depreciation expense charged to operations was $352,238, $365,309 and $359,661 in 2002, 2001 and 2000, respectively.

5. ACCRUED INTEREST RECEIVABLE

Accrued interest receivable consists of the following at September 30, 2002 and 2001:

	2002	2001
Loans	$ 462,797	$ 649,969
Investment securities available-for-sale	271,371	310,256
Total accrued interest receivable	$ 734,168	$ 960,225

6. INVESTMENTS IN AFFILIATE

In March 1995, the Company obtained a 50% ownership interest in Magnolia Title Services, Inc. (Magnolia) for an investment of $100,000. Magnolia provides title insurance and related services to various borrowers and lenders in the state of Alabama. The Company accounts for this investment under the equity method.

7. LEASES

The Company leases certain real estate and office equipment under operating leases expiring in various years through 2007. Minimum future rental payments under non-cancellable operating leases having remaining terms in excess of one year as of September 30, 2002 are as follows:

Year Ending September 30,	Amount
2003	$ 117,535
2004	116,510
2005	99,546
2006	92,339
2007	74,768
Total	$ 500,698

Lease expense charged to operations was $101,768, $73,187 and $66,229 for the years ended September 30, 2002, 2001 and 2000, respectively.

The Company is also the lessor of a portion of its office space under a lease expiring in 2007.

Minimum future rentals to be received on non-cancelable leases as of September 30, 2002 for each of the next five years and in the aggregate are as follows:

Year Ending September 30,	Amount
2003	$ 12,000
2004	12,000
2005	12,000
2006	12,000
2007	12,000
Thereafter	3,000
Total minimum future rentals	$ 63,000

8. GOODWILL

Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at date of acquisition and is being amortized on the straight line method over 15 years. Amortization expense charged to operations for 2002, 2001, and 2000 was $53,946, $53,945 and $63,128, respectively. Goodwill, net of accumulated amortization, is included in other assets on the statement of financial condition and amounted to $543,706 and $597,652 at September 30, 2002 and 2001, respectively (see Note 1 for treatment of goodwill in periods beginning October 1, 2002).

9. DEPOSITS

An analysis of deposit accounts at the end of the period is as follows at September 30, 2002 and 2001:

	2002	2001
Demand accounts:		
Non interest-bearing checking accounts	$ 2,849,970	$ 3,349,326
Interest-bearing:		
NOW accounts	10,295,914	9,490,474
Money market demand	467,543	406,734
Total demand accounts	13,613,427	13,246,534
Statement savings accounts	12,149,343	11,158,100
Certificate accounts	70,720,492	74,650,946
Total	$ 96,483,262	$ 99,055,580

Certificate accounts greater than or equal to $100,000 were $18,473,485 and $18,867,029 at September 30, 2002 and 2001, respectively.

Scheduled maturities of certificate accounts were as follows at September 30, 2002 and 2001:

	2002	2001
Less than one year	$ 50,152,894	$ 49,029,720
One year to two years	8,940,826	16,137,836
Two years to three years	7,592,988	2,219,300
Three years to four years	1,356,880	6,060,438
Four years to five years	2,676,904	1,203,652
Total	$ 70,720,492	$ 74,650,946

(Continued)

9. DEPOSITS (Continued)

Interest expense on deposits for the years ended September 30, 2002, 2001 and 2000 was as follows:

	2002	2001	2000
Demand accounts	$ 143,538	$ 161,731	$ 178,910
Statement savings accounts	179,579	216,553	240,270
Certificate accounts	3,167,598	4,599,023	4,439,128
Total	$ 3,490,715	$ 4,977,307	$ 4,858,308

10. BORROWED FUNDS

Federal Home Loan Bank Advances

The Company was liable to the Federal Home Loan Bank of Atlanta on the following advances at September 30, 2002 and 2001:

Maturity Date	Callable Date	Type	Rate at 9/30	2002	2001
May 2002		Adjustable	3.57%	$ -	$ 1,660,000
July 2002		Adjustable	3.31%	-	3,000,000
May 2003		Adjustable	1.96%	1,670,000	1,670,000
July 2003		Adjustable	1.96%	2,000,000	-
April 2004		Adjustable	1.86%	4,000,000	4,000,000
May 2005		Adjustable	2.08%	1,670,000	1,670,000
August 2007		Adjustable	3.56%	-	5,250,000
March 2010	December 2002	Fixed Rate	5.88%	5,000,000	5,000,000
November 2010	November 2002	Fixed Rate	5.43%	5,000,000	5,000,000
January 2011	January 2006	Fixed Rate	5.30%	2,500,000	2,500,000
January 2011	January 2003	Fixed Rate	4.65%	2,500,000	2,500,000
				$ 24,340,000	$ 32,250,000
Weighted average rate				4.09%	4.43%

(Continued)

10. BORROWED FUNDS (Continued)

At September 30, 2002 and 2001, the advances were collateralized by first-mortgage residential loans with carrying values of approximately $42,042,000 and $51,261,000, respectively

On April 15, 2002, First Federal was notified that the amount available under its credit line with the Federal Home Loan Bank of Atlanta had been changed from a variable amount, equal to 30% of total assets to a fixed amount of $22,000,000. The Federal Home Loan Bank of Atlanta has notified First Federal that it will not require First Federal's existing borrowings to be reduced to the new fixed amount prior to the existing advance maturities, but that it will require that any additional borrowing by First Federal (in excess of $22,000,000 in the aggregate) be approved through application by First Federal to the Federal Home Loan Bank of Atlanta's Credit Committee.

Lines of Credit

The Company also has lines of credit with commercial banks. A summary of these lines of credit at September 30, 2002 and 2001 is as follows:

	Outstanding Balance at September 30,	
	2002	2001
$2,500,000 line of credit, due June 10, 2003, interest at prime (4.75% at September 30, 2002), secured by the Company's stock in its subsidiary, First Federal of the South	$ 698,861	$ -
$4,000,000 line of credit, due on demand, but no later than March 1, 2002, interest at prime (6% at September 30, 2001), secured by the Company's stock in its subsidiary, First Federal of the South	-	3,355,000
	$ 698,861	$ 3,355,000

(Continued)

10. BORROWED FUNDS (Continued)

Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase, which are classified as secured borrowings and are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities. A summary of such agreements is as follows:

	2002
Agreement to repurchase on October 7, 2002, plus interest at 1.88%	$ 1,041,250
Agreement to repurchase on October 21, 2002, plus interest at 1.90%	1,027,500
Agreement to repurchase on October 24, 2002, plus interest at 1.84%	1,950,000
	$ 4,018,750

Securities underlying such borrowings had a carrying value of $5,020,440 at September 30, 2002.

Total borrowed funds at September 30, 2002 have maturities (or call dates) in future years as follows:

Year Ending September 30,	Amount
2003	$20,877,611
2004	4,000,000
2005	1,670,000
2006	2,500,000
	$29,057,611

11. INCOME TAX EXPENSE

Income tax expense (benefit) for the years ended September 30, 2002, 2001 and 2000 consists of the following:

	2002	2001	2000
Federal:			
Current	$ 305,068	$ 84,141	$ 419,552
Deferred	87,242	(278,226)	66,547
	392,310	(194,085)	486,099
State:			
Current	22,239	(27,712)	118,384
Deferred	6,415	(20,458)	4,893
	28,654	(48,170)	123,277
Total	$ 420,964	$(242,255)	$ 609,376

Income tax expense includes taxes related to investment security gains (losses) in the approximate amount of $90,000, $1,600 and $(1,600) in 2002, 2001 and 2000, respectively.

The actual income tax expense differs from the "expected" income tax expense computed by applying the U.S. federal corporate income tax rate of 34% to income before income taxes as follows:

	2002	2001	2000
Computed "expected" income tax expense	$ 371,201	$(225,878)	$ 534,095
Increase (reduction) in income tax resulting from:			
Compensation expense for ESOP	(15,734)	(19,360)	(22,176)
Management Recognition Plan	329	-	785
State tax, net of federal income tax benefit	12,937	(57,401)	99,915
Other	52,231	60,384	(3,243)
Total	$ 420,964	$(242,255)	$ 609,376
Effective tax rate	39%	36%	39%

(Continued)

11. INCOME TAX EXPENSE (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 2002 and 2001 are as follows:

	2002	2001
Deferred taxes:		
Foreclosed real estate gain	$ 14,299	$ -
Bad debts	202,654	466,892
Accrued salaries	51,081	44,964
Investment in equity of affiliate	89,425	89,425
Deferred compensation	108,028	-
Total deferred tax assets	465,487	601,281
Deferred tax liabilities:		
Management Recognition Plan	5,228	-
FHLB stock	237,138	237,138
Depreciation	221,346	219,222
Prepaid expenses	54,458	88,836
Foreclosed real estate gain	-	5,357
Federal/state tax deduction on a cash basis	6,844	13,435
Other	39,949	43,112
Unrealized gain on investment securities available-for-sale	263,364	224,709
Total deferred tax liabilities	828,327	831,809
Net deferred tax asset (liability)	$(362,840)	$(230,528)

There was no valuation allowance at September 30, 2002 or 2001.

12. EMPLOYEE BENEFIT PLANS

Employee Stock Ownership Plan - Effective October 1, 1994, the Bank established the SouthFirst Bancshares, Inc. Employee Stock Ownership Plan (ESOP). The ESOP is available to all employees who have met certain age and service requirements. Contributions to the plan are determined by the Board of Directors and may be in cash or in common stock. The Corporation loaned $664,000 to the trustee of the ESOP, who purchased, on behalf of the trust of the ESOP, 66,400 shares of the shares sold by the Corporation in the public offering.

The common stock of the Corporation acquired for the ESOP is held as collateral for the loan and is released for allocation to the ESOP participants as principal payments are made on the loan. The Bank makes contributions to the ESOP in amounts sufficient to make loan interest and principal payments and may make additional discretionary contributions. Contributions, which include dividends on ESOP shares, of $74,488, $85,515 and $88,478 were made to the ESOP in 2002, 2001 and 2000, respectively. During 2002 and 2001, the Trustee distributed cash of $57,723 and $15,925, respectively, in lieu of shares to retiring participants.

The ESOP's loan is repayable in ten annual installments of principal and interest. The interest rate is adjusted annually and is equal to the prime rate on each October 1st, beginning with October 1, 1995, until the note is paid in full. Principal and interest for the years ended September 30, 2002, 2001 and 2000 were $74,488, $85,515 and $88,478, respectively. The interest rate and principal outstanding at September 30, 2002 were 4.75% and $68,408, respectively. These payments resulted in the commitment to release 5,587 shares in 2002, 6,376 shares in 2001 and 6,399 shares in 2000. The Company has recognized compensation expense, equal to the fair value of the committed-to-be released shares of $61,290, $68,413 and $63,094 in 2002, 2001 and 2000, respectively. Excluding committed-to-be released shares, suspense shares at September 30, 2002 and 2001 equaled 5,382 and 10,969, respectively. The fair value of the suspense shares at September 30, 2002 and 2001, was $64,584 and $123,950, respectively. These suspense shares are excluded from weighted average shares in determining earnings per share.

(Continued)

12. EMPLOYEE BENEFIT PLANS (Continued)

Stock-based Compensation Plan - During 1995, the Company adopted a Stock Option and Incentive Plan for directors and key employees of the Company. The exercise price cannot be less than the market price on the grant date and number of shares available for options cannot exceed 83,000. Stock appreciation rights may also be granted under the plan. During 1998, the Company adopted the 1998 Stock Option & Incentive Plan for directors and key employees of the Company. Under the 1998 plan, options to acquire 63,361 shares had been granted. The term of the options range from seven to ten years and they vest equally over periods from three to five years.

Following is a summary of the status of the 1995 and 1998 plans:

	1995 Plan		1998 Plan	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at September 30, 1999	68,890	$ 14.00	65,001	$ 15.75
Forfeited	(12,450)	14.00	(16,667)	15.75
Outstanding at September 30, 2000	56,440	14.00	48,334	15.75
Granted	14,110	9.75	19,177	9.75
Outstanding at September 30, 2001	70,550	13.15	67,511	14.05
Granted	9,000	9.92	-	.00
Forfeited	(34,239)	13.05	(20,423)	14.86
Outstanding at September 30, 2002	45,311	12.59	47,088	13.69

(Continued)

12. EMPLOYEE BENEFIT PLANS (Continued)

Information pertaining to options outstanding at September 30, 2002 is as follows:

		Options Outstanding		Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$9.75	22,565	5.40 years		7,520	
$9.92	9,000	9.75 years		-	
$14.00	29,880	3.00 years		29,880	
$15.75	30,954	5.30 years		24,763	
Outstanding at end of year	92,399	5.00 years	$13.15	62,163	$14.68

The Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for the plans in 2002, 2001 or 2000. Had compensation cost been determined on the basis of fair value pursuant to SFAS No. 123, net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

	2002	2001	2000
Net income (loss):			
As reported	$ 670,805	$ (422,093)	$ 961,492
Pro forma	659,986	(437,924)	948,247
Basic earnings (loss) per share:			
As reported	.82	(0.47)	1.06
Pro forma	.79	(0.47)	1.06
Fully diluted earnings (loss) per share:			
As reported	.82	(0.46)	1.06
Pro forma	.79	(0.47)	1.06

(Continued)

12. EMPLOYEE BENEFIT PLANS (Continued)

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation costs may not be representative of that to be expected in future years.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2002	2001	2000
Dividend yield	5.20%	5.01%	3.81%
Expected life	8 years	8 years	9 years
Expected volatility	8.72%	8.71%	8.63%
Risk-free interest rate	5.39%	5.50%	5.77%

Management Recognition Plan - On November 15, 1995, the Company issued 33,200 shares of common stock (Initial Shares) to key employees under the terms of the Company's Management Recognition Plans (MRP's). These shareholders receive dividends on the shares and have voting rights. However, the sale or transferability of the shares is subject to the vesting requirements of the plan. These vesting requirements provide for the removal of the transferability restrictions upon the performance of employment services. The restrictions were fully removed in November 2000. Participants who terminate employment prior to satisfying the vesting requirements must forfeit the unvested shares and the accumulated dividends on the forfeited shares. The Company has recorded compensation expense equal to the fair value of the portion of vested shares attributable to 2002, 2001 and 2000. In addition, the dividends paid on unvested shares are also reflected as compensation expense. Total compensation expense attributable to the MRP's in 2002, 2001 and 2000 was $3,036, $5,407 and $42,635, respectively.

During the year ended September 30, 2001, the Company's MRP purchased an additional 11,525 shares of common stock at an aggregate price of $126,411. Shares held in trust related to the MRP are shown as a reduction of stockholders' equity in the accompaning consolidated statements of financial condition. As these shares are granted to employees, an amount equal to the award is reclassified from shares held in trust to unearned compensation. Of these shares, 1,750 were issued to key employees during the year ended September 30, 2002.

(Continued)

12. EMPLOYEE BENEFIT PLANS (Continued)

401 (k) Plan - The Company also has a 401(k) plan that covers all employees who meet minimum age and service requirements. The plan provides for elective employee salarydeferrals and discretionary company matching contributions. Company matching contributions were $52,540, $34,107 and $0 in 2002, 2001 and 2000, respectively.

Deferred Compensation Agreements - The Company has entered into deferred compensation agreements with two of its senior officers and one former officer, pursuant to which each will receive from the Company certain retirement benefits at age 65. Such benefits will be payable for 15 years to each officer or, in the event of death, to such officer's respective beneficiary. A portion of the retirement benefits will accrue each year until age 65 or, if sooner, until termination of employment. The annual benefits under these arrangements range from approximtaely $24,000 to $45,000.

The retirement benefits available under the deferred compensation agreements are unfunded. However, the Bank has purchased life insurance policies on the lives of these officers that will be available to the Company and the Bank to provide, both, for retirement benefits and for key man insurance. The costs of these arrangements was $42,758, $70,713 and $73,758 in 2002, 2001 and 2000, respectively.

In addition to the deferred compensation arrangements discussed above, the Company entered into arrangements with two officers in April 1997, under which the Company issued a total of 21,135 shares of common stock to these officers. The shares vest ratably over the 15 year term of their employment contracts. The Company has recognized compensation expense equal to the fair value of the vested shares of $19,902 in 2002, 2001 and 2000.

Directors' Retirement Agreements - The Bank has also entered into supplemental retirement agreements with its directors. The agreements provide for certain benefits payable to the directors based on the earnings of certain life insurance policies in excess of the Bank's cost of funds, as defined under the agreements. The cost of these agreements was $18,646 in 2002.

13. RELATED PARTY TRANSACTIONS

In the normal course of business, loans are made to officers and directors of the Company. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with others. Total loans outstanding to these persons at September 30, 2002 and 2001 amounted to $815,507 and $1,025,719, respectively. The change from 2001 to 2002 reflects payments of $422,212 and advances of $212,000.

Deposits from related parties held by the Bank at September 30, 2002 and 2001 amounted to $123,850 and $192,774, respectively.

14. COMMITMENTS AND CONTINGENCIES

Off Balance Sheet Items - At September 30, 2002, the Bank had outstanding loan commitments of approximately $12,503,000 including $4,404,000 in undisbursed construction loans in process, $4,456,000 in unused lines and letters of credit, $3,612,000 in commitments to originate mortgage loans consisting primarily of 30-day commitments, and $31,000 in undisbursed participation loan commitments. Commitments to originate conventional mortgage loans consisted of fixed rate mortgages for which interest rates had not been established, all having terms ranging from 15 to 30 years.

These financial instruments are not reflected on the accompanying statements of financial condition, but do expose the Company to credit risk. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on balance-sheet instruments.

These commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Litigation - During the fiscal year ended September 30, 2001, the Company agreed to settle certain legal actions with a former director and officer. The terms of the settlement agreement, which were reduced to writing and executed as of December 11, 2001, provided for a payment to the former director and officer of $570,000. In exchange for the payment, the Company received 13,856 shares of its common stock, which were owned by the former

(Continued)

14. COMMITMENTS AND CONTINGENCIES (Continued)

director and officer and at the time of the agreement had a market value of appoximately $160,000. Such stock has been accounted for as Treasury stock by the Company. The excess of the payment ($410,000) is included in the statement of operations under "other expenses" as part of the termination agreements in the fiscal year ended September 30, 2001.

The Company is involved in various legal actions arising in the normal course of business. In the opinion of management, based upon consultation with legal counsel, the ultimate resolution of all proceedings will not have a material adverse effect upon the financial position or operations of the Company.

Employment Agreements - The Company has employment agreements with certain senior officers. The agreements provide for certain salaries and benefits for a 24-month period. The agreements further provide that if the employee is terminated without cause they will receive payments equal to the amount of salary and benefits remaining under the term of contract with a minimum amount of 12 months salary and benefits. The agreements also provide that if employment is terminated by the Company in connection with or within 24 months after any change in control of the Company, each employee shall be paid approximately three times their salary.

During 2001, the Company's President and Chairman of the Board of Directors resigned and was paid $150,000 plus certain other expenses for a release of all of the claims against the Company, including any claims under his employment agreement. The payment is included in the statement of operations as part of termination agreements. Additionally, the Company purchased 44,942 shares of the former President's stock in the Company at a market price of approximately $519,000, which was treated as treasury stock.

Significant Group Concentrations of Credit Risk - The Company maintains cash balances at several financial institutions. Cash balances at each institution are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to $100,000. At various times throughout the year cash balances held at these insitutions will exceed federally insured limits. Management monitors such accounts and does not consider that such excess exposes the Company to any significant risk.

(Continued)

14. COMMITMENTS AND CONTINGENCIES (Continued)

Supervisory Agreement - On March 22, 2002, First Federal entered into a supervisory agreement (the "Supervisory Agreement") with the Office of Thrift Supervision (the "OTS"). The Supervisory Agreement formalizes the current understanding of both First Federal and the OTS of the actions that First Federal and its board of directors must undertake to comply with the requirements of the OTS. Among other things, First Federal's board of directors must develop, adopt and implement certain policies and procedures to ensure appropriate monitoring of First Federal's internal audit and control functions, management, asset quality, and transactions with affiliates and insiders. Additionally, the OTS revoked the expanded, loans-to-one-borrower lending authority originally granted by the OTS on July 26, 1994.

15. RETAINED EARNINGS AND REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

(Coninued)

15. RETAINED EARNINGS AND REGULATORY CAPITAL (Continued)

Quantitative measures established by regulations to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of September 30, 2002, that the Bank meets all capital adequacy requirements and meets the requirements to be classified as "well capitalized."

	Actual		For Capital Adequacy Purposes		Well-Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of September 30, 2002:						
Total risk-based capital (to risk weighted assets)	$ 13,977,000	15.91%	≥$ 7,028,000	≥8.00%	≥$ 8,785,000	≥10.00%
Tier I capital (to risk weighted assets)	13,616,000	15.50%	≥ 3,514,000	≥4.00%	≥ 5,271,000	≥ 6.00%
Tier I capital (to adjusted total assets)	13,616,000	9.69%	≥ 5,621,000	≥4.00%	≥ 7,026,000	≥ 5.00%
Tangible equity (to adjusted total assets)	13,616,000	9.69%	≥ 2,810,000	≥2.00%		
Tangible capital (to adjusted total assets)	13,616,000	9.69%	≥ 2,108,000	≥1.50%		
As of September 30, 2001:						
Total risk-based capital (to risk weighted assets)	$ 15,410,000	16.68%	≥$ 7,391,000	≥8.00%	≥$ 9,238,000	≥10.00%
Tier I capital (to risk weighted assets)	13,904,000	15.05%	≥ 3,695,000	≥4.00%	≥ 5,543,000	≥ 6.00%
Tier I capital (adjusted total assets)	13,904,000	9.30%	≥ 5,977,000	≥4.00%	≥ 7,472,000	≥ 5.00%
Tangible equity (to adjusted total assets)	14,884,000	9.96%	≥ 2,989,000	≥2.00%		
Tangible capital (to adjusted total assets)	14,884,000	9.96%	≥ 2,241,000	≥1.50%		

(Continued)

15. RETAINED EARNINGS AND REGULATORY CAPITAL (Continued)

Savings institutions with more than a "normal" level of interest rate risk are required to maintain additional total capital. A savings institution with a greater than normal interest rate risk is required to deduct specified amounts from total capital, for purposes of determining its compliance with risk-based capital requirements. Management believes that the Bank was in compliance with capital standards at September 30, 2002 and 2001.

Retained earnings at September 30, 2002 and 2001, include approximately $2,400,000 for which no provision for income tax has been made. This amount represents allocations of income to bad debt deductions for tax computation purposes. If, in the future, this portion of retained earnings is used for any purpose other than to absorb tax bad debt losses, income taxes may be imposed at the then applicable rates. Retained earnings is also restricted at September 30, 2002, as a result of the liquidation account established upon conversion to a stock company. No dividends may be paid to stockholders if such dividends would reduce the net worth of the Bank below the amount required by the liquidation account.

16. SHAREHOLDERS' RIGHTS PLAN

In December 1997, the Company adopted a Stock Purchase Rights Plan that provides rights to holders of the Company's common stock to receive common stock rights under certain circumstances. The rights will become exercisable ten days after a person or group acquires 15% or more of the company's shares. If, after the rights become exercisable, the Company becomes involved in a merger, each right then outstanding (other than those held by the 15% holder) would entitle its holder to buy common stock of the Company worth twice the exercise price of each right. The rights expire in November 2007.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Further assets that are not financial instruments are not included in the following tables. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

(Continued)

17. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and Cash Equivalents - Fair value equals the carrying value of such assets due to their nature.

Interest-bearing Deposits in Other Financial Institutions - Fair value equals the carrying value of such assets due to their nature.

Investment Securities and Accrued Interest Receivable - The fair value of investments is based on quoted market prices. The carrying amount of related accrued interest receivable approximates its fair value.

Loans Receivable - The fair value of loans is calculated using discounted cash flows. The discount rate used to determine the present value of the loan portfolio is an estimated market discount rate that reflects the credit and interest rate risk inherent in the loan portfolio. The estimated maturity is based on the Company's historical experience with repayments adjusted to estimate the effect of current market conditions. The carrying amount of related accrued interest receivable approximates its fair value.

Deposits - Fair values for certificates of deposit have been determined using discounted cash flows. The discount rate used is based on estimated market rates for deposits of similar remaining maturities. The carrying amount of all other deposits, due to their short-term nature, approximate their fair values. The carrying amount of related accrued interest payable approximates its fair value.

Borrowed Funds - Fair value for the fixed-rate borrowings has been determined using discounted cash flows. The discount rate used is based on estimated current rates for advances with similar maturities. The carrying amount of the variable rate borrowings, due to the short repricing periods, approximate their fair value.

(Continued)

17. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	2002		2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 8,122,898	$ 8,122,898	$ 6,020,186	$ 6,020,186
Interest-bearing deposits	883,262	883,262	898,533	898,533
Investments securities	26,768,039	26,768,039	33,052,826	33,052,826
Loans receivable – net	92,984,822	94,492,837	101,135,388	104,611,041
Accrued interest receivable	734,168	734,168	960,225	960,225
Financial liabilities:				
Deposits	96,483,262	97,575,765	99,055,580	100,646,325
Borrowed funds	29,057,611	29,057,611	35,605,000	35,605,000
Accrued interest payable	825,850	825,850	1,328,183	1,328,183

18. PARENT COMPANY

The condensed financial information for SouthFirst Bancshares, Inc. (Parent Company) is presented below:

Parent Company
Condensed Balance Sheets
September 30, 2002 and 2001

	2002	2001
ASSETS		
Cash and cash equivalents	$ 88,942	$ 12,895
Investment securities available for sale	8,400	706,900
Investment in financial institution subsidiary	13,826,833	14,136,870
Investment in other subsidiaries	779,216	746,591
Other assets	98,903	2,038,941
Total Assets	$14,802,294	$17,642,197
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Borrowed funds	$ 698,861	$ 3,355,000
Other liabilities	225,050	4,658
Total liabilities	923,911	3,359,658
Stockholders' equity:		
Common stock, $ .01 par value, 2,000,000 shares authorized; 989,868 shares issued and 800,911shares outstanding in 2002; 988,118 shares issued and 861,130 shares outstanding in 2001	9,996	9,996
Additional paid-in capital	9,819,676	9,814,268
Treasury stock	(2,407,231)	(1,648,439)
Deferred compensation on common stock employee benefit plans	(324,060)	(383,442)
Shares held in trust	(107,161)	(126,411)
Retained earnings	6,457,443	6,249,938
Accumulated other comprehensive income	429,720	366,629
Total stockholders' equity	13,878,383	14,282,539
Total Liabilities and Stockholders' Equity	$14,802,294	$17,642,197

(Continued)

18. PARENT COMPANY (Continued)

Parent Company
Condensed Statements of Operations
Years Ended September 30, 2002, 2001 and 2000

	2002	2001	2000
Cash dividends from financial institution subsidiary	$ 1,100,000	$ 771,990	$ -
Interest and dividend income	31,785	37,268	59,266
Gain on sale of investment securities available-for-sale	47,553	-	-
Total income	1,179,338	809,258	59,266
Expenses:			
Interest on borrowed funds	130,208	248,860	199,603
Equity in loss of affiliates	-	-	16,464
Compensation and benefits	44,585	-	7,500
Management fee	30,000	30,000	90,000
Other	13,800	215,550	176,530
	218,593	494,410	490,097
Income (loss) before income taxes	960,745	314,848	(430,831)
Income tax benefit	47,913	163,682	153,685
Income (loss) before equity in undistributed earnings of subsidiaries	1,008,658	478,530	(277,146)
Equity in undistributed earnings of subsidiaries (dividends in excess of earnings):			
Financial institution	(364,604)	(1,009,045)	1,098,874
Other	26,751	108,422	139,764
	(337,853)	(900,623)	1,238,638
Net income (loss)	$ 670,805	$ (422,093)	$ 961,492

(Continued)

18. PARENT COMPANY (Continued)

Parent Company
Condensed Statements of Cash Flows
Years Ended September 30, 2002, 2001 and 2000

	2002	2001	2000
Operating Activities:			
Net income (loss)	$ 670,805	$ (422,093)	$ 961,492
Adjustments to reconcile net income (loss) to cash from operating activities:			
Equity in undistributed earnings of subsidiaries	337,853	900,623	(1,238,638)
Compensation expense on ESOP and MRP	84,228	82,681	136,674
Gain on sale of investment securities available-for-sale	(47,553)	-	-
Equity in losses of unconsolidated affiliates	-	-	16,464
(Increase) decrease in other assets	1,940,038	(255,850)	671,633
Increase (decrease) in other liabilities	220,392	(71,684)	(454,324)
Net cash provided by operating activities	3,205,763	233,677	93,301
Investing Activities:			
Investment in subsidiaries, net of dividends received	(2,937)	11,562	(27,535)
Proceeds from sales of investment securities available-for-sale	751,640	-	-
Purchase of investment securities available-for-sale	-	-	(220,000)
Net cash provided (used) by investing activities	748,703	11,562	(247,535)
Financing Activities:			
Acquisition of ESOP and MRP shares	(188)	(131,292)	(12,404)
Proceeds from borrowed funds	2,563,861	1,150,000	3,000,000
Repayment on borrowed funds	(5,220,000)	(800,000)	(1,775,000)
Cash dividends paid	(463,300)	(514,213)	(515,299)
Acquisition of treasury stock	(758,792)	(507,658)	(11,043)
Net cash provided (used) by financing activities	(3,878,419)	(803,163)	686,254
Net increase (decrease) in cash and cash equivalents	76,047	(557,924)	532,020
Cash and cash equivalents - beginning of year	12,895	570,819	38,799
Cash and cash equivalents - end of year	$ 88,942	$ 12,895	$ 570,819

SOUTHFIRST BANCSHARES, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

19. SELECTED QUARTERLY INFORMATION (UNAUDITED)

	Year Ended September 30, 2002			
	Three Months Ended			
	September 30,	June 30,	March 31,	December 31,
Interest and dividend income	$ 2,070,784	$ 2,064,712	$ 2,070,312	$ 2,321,384
Interest expense	1,038,538	1,109,179	1,186,713	1,395,366
Net interest income	1,032,246	955,533	883,599	926,018
Provision for loan losses	(304,384)	(388,362)	25,096	-
Net interest income after provision for loan losses	1,336,630	1,343,895	858,503	926,018
Non-interest income	871,224	627,447	913,495	621,288
Non-interest expenses	(1,768,265)	(1,746,893)	(1,503,240)	(1,388,333)
Income before taxes	439,589	224,449	268,758	158,973
Provision for income taxes	172,612	80,971	104,404	62,977
Net income	$ 266,977	$ 143,478	$ 164,354	$ 95,996
Earnings (loss) per share:				
Basic	$ 0.33	$ 0.18	$ 0.20	$ 0.11
Diluted	$ 0.33	$ 0.18	$ 0.20	$ 0.11
Dividends per share	$ 0.15	$ 0.15	$ 0.15	$ 0.15

	Year Ended September 30, 2001			
	Three Months Ended			
	September 30,	June 30,	March 31,	December 31,
Interest and dividend income	$ 2,487,697	$ 2,604,783	$ 2,809,843	$ 2,989,545
Interest expense	1,548,182	1,694,726	1,820,343	1,920,952
Net interest income	939,515	910,057	989,500	1,068,593
Provision for loan losses	907,688	-	(50,000)	-
Net interest income after provision for loan losses	31,827	910,057	1,039,500	1,068,593
Non-interest income	565,233	615,153	564,296	566,372
Non-interest expenses	(1,965,693)	(1,364,791)	(1,351,447)	(1,343,448)
Income (loss) before taxes	(1,368,633)	160,419	252,349	291,517
Provision for income taxes	(517,570)	63,513	98,461	113,341
Net income (loss)	$ (851,063)	$ 96,906	$ 153,888	$ 178,176
Earnings (loss) per share:				
Basic	$ (0.95)	$ 0.11	$ 0.17	$ 0.20
Diluted	$ (0.94)	$ 0.11	$ 0.17	$ 0.20
Dividends per share	$ 0.15	$ 0.15	$ 0.15	$ 0.15

20. BUSINESS SEGMENT INFORMATION

The Company organizes its business units into two reportable segments: traditional banking activities and employee benefits consulting. The banking segment provides a full range of banking services within its primary market areas of central Alabama. The employee benefits consuting firm operates primarily in the Montgomery, Alabama area.

The segments' accounting policies are the same as those described in the summary of significant accounting policies. The Company's reportable business segments are strategic business units that offer different products and services. Each segment is managed separately because each unit is subject to different marketing and regulatory environments.

The following table presents financial information for each reportable segment:

	September 30, 2002		
	Banking Activities	Employee Benefits Consulting	Total
Interest and dividend income	$ 8,476,404	$ 50,788	$ 8,527,192
Interest expenses	4,729,796	-	4,729,796
Net interest income	3,746,608	50,788	3,797,396
Provision for loan losses (benefit)	(667,650)	-	(667,650)
Net interest income after provision for loan losses	4,414,258	50,788	4,465,046
Other income	1,858,705	1,174,749	3,033,454
Other expenses	5,224,580	1,182,151	6,406,731
Income before income taxes	1,048,383	43,386	1,091,769
Income taxes	404,329	16,635	420,964
Net income	$ 644,054	$ 26,751	$ 670,805
Depreciation and amortization included in other expenses	$ 313,669	$ 92,515	$ 406,184
Total assets at year-end	$ 140,547,478	$ 2,257,518	$142,804,996

(Continued)

20. BUSINESS SEGMENT INFORMATION (Continued)

	September 30, 2001		
	Banking Activities	Employee Benefits Consulting	Total
Interest and dividend income	$ 10,856,911	$ 34,957	$ 10,891,868
Interest expenses	6,984,203	-	6,984,203
Net interest income	3,872,708	34,957	3,907,665
Provision for loan losses	857,688	-	857,688
Net interest income after provision for loan losses	3,015,020	34,957	3,049,977
Other income	1,170,022	1,141,032	2,311,054
Other expenses	(5,024,611)	(1,000,768)	(6,025,379)
Income (loss) before income taxes	(839,569)	175,221	(664,348)
Income taxes	(309,054)	66,799	(242,255)
Net income (loss)	$ (530,515)	$ 108,422	$ (422,093)
Depreciation and amortization included in other expenses	$ 331,973	$ 87,281	$ 419,254
Total assets at year-end	$150,261,418	$ 1,682,379	$ 151,943,797

(Continued)

20. BUSINESS SEGMENT INFORMATION (Continued)

	September 30, 2000		
	Banking Activities	Employee Benefits Consulting	Total
Interest and dividend income	$ 11,877,806	$ 37,376	$ 11,915,182
Interest expenses	7,138,866	-	7,138,866
Net interest income	4,738,940	37,376	4,776,316
Provision for loan losses	5,572	-	5,572
Net interest income after provision for loan losses	4,733,368	37,376	4,770,744
Other income	999,490	1,100,013	2,099,503
Other expenses	(4,387,703)	(911,676)	(5,299,379)
Income before income taxes	1,345,155	225,713	1,570,868
Income taxes	523,427	85,949	609,376
Net income	$ 821,728	$ 139,764	$ 961,492
Depreciation and amortization included in other expenses	$ 350,042	$ 72,747	$ 422,789
Total assets at year-end	$ 160,208,295	$ 1,709,831	$ 161,918,126

Following are reconciliations (where applicable) to corresponding totals in the accompanying consolidated financial statements.

	2002	2001	2000
ASSETS			
Total assets for reportable segments	$ 142,804,996	$ 151,943,797	$ 161,918,126
Elimination of intercompany receivables	(1,190,152)	(749,582)	(892,492)
Consolidated assets	$ 141,614,844	$ 151,194,215	$ 161,025,634

BOARD OF DIRECTORS OF SOUTHFIRST BANCSHARES, INC. AND FIRST FEDERAL OF THE SOUTH

L. Neal Bice	Owner/Director of Chilton County Feed and Seed Company, Clanton, Alabama; Professor, George C. Wallace State Community College, Clanton, Alabama
Kenneth E. Easterling	Owner/President, Home Printing Company, Clanton, Alabama
H. David Foote, Jr.	Owner/President, Foote Bros. Furniture, Sylacauga, Alabama
Donald R. Hardy	Owner/President/Chief Executive Officer of H & B Builders, Inc., Sylacauga, Alabama
J. Malcomb Massey	President of SouthFirst; President and Chief Executive Officer of Pension & Benefit Trust Company
Joe K. McArthur	Chief Executive Officer SouthFirst and First Federal; President of First Federal
Allen G. McMillan, III	Chairman of the Board of Directors of SouthFirst and First Federal; President/Brecon Knitting Mill, Talladega, Alabama
Sandra H. Stephens	Executive Vice President and Chief Operating Officer of SouthFirst and First Federal

OFFICERS OF SOUTHFIRST BANCSHARES, INC., FIRST FEDERAL OF THE SOUTH AND PENSION & BENEFIT TRUST COMPANY

Joe K. McArthur	Chief Executive Officer SouthFirst and First Federal, President of First Federal
J. Malcomb Massey	President of SouthFirst, President and Chief Executive Officer of Pension & Benefit Trust Company
Sandra H. Stephens	Executive Vice President and Chief Operating Officer of SouthFirst and First Federal
Janice R. Browning	Controller and Treasurer of SouthFirst and First Federal
Ruth M. Roper	Executive Vice President of Pension & Benefit

Corporate Data

Corporate Headquarters:	126 North Norton Avenue Sylacauga, Alabama 35150
Independent Accountants:	Jones & Kirkpatrick, P.C. Certified Public Accountants 300 Union Hill Drive, Suite 100 Birmingham, Alabama 35209
General Counsel:	Sirote & Permutt, P. C. 2311 Highland Avenue Birmingham, Alabama 35205
Stockholders Services:	Shareholders desiring to change name, address, or ownership of stock, to report lost certificates, or to consolidate accounts, should contact the Transfer Agent: Registrar and Transfer Company 10 Commerce Drive Cranford, New Jersey 07016 Attn: Michael W. Jones
Annual Meeting:	Wednesday, April 16, 2003; 10:00 a.m. Corporate Headquarters 126 North Norton Avenue Sylacauga, Alabama 35150
Form 10-KSB:	The Company's Annual Report for fiscal year ended September 30, 2002 on Form 10-KSB, as filed with the Securities and Exchange Commission, is available to Shareholders who make written requests therefor to Joe K. McArthur, Chief Executive Officer, at the principal office of the Company, 126 North Norton Avenue, Sylacauga, Alabama 35150. Copies of exhibits and basic documents filed with that report or referenced therein will be furnished to Shareholders of record upon request.

First Federal of the South is a member of the Federal Deposit Insurance Corporation.

SOUTHFIRST BANCSHARES, INC.

126 North Norton Avenue
Sylacauga, Alabama 35150